UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

GlobexUS Holdings, Corp

Legal status of issuer

Form

C Corporation

Jurisdiction of Incorporation/Organization

Delaware Corporation

Date of organization

December 21, 2018

Physical address of issuer

c/o HTFL 950 Third Avenue, 19th Floor New York, NY 10022

Website of issuer

www.horizonfintex.com

Is there a co-issuer? _____ yes __X__ no.

Name of intermediary through which the offering will be conducted

DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 8.5% plus $2,000 per month.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered

Series A Non-Voting Convertible Preferred Stock

Target number of Securities to be offered

350

Price (or method for determining price)

$30.00

Target offering amount

$10,500

Oversubscriptions accepted:
X   Yes
      No

Maximum offering amount (if different from target offering amount)

$1,234,980

Deadline to reach the target offering amount

December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled   and committed funds will be returned.

Current number of employees

19

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$5,579,345	$3,795,435
Cash & Cash Equivalents	$520,293	$353,071
Accounts Receivable	$88,739	$ 153,169
Short-term Debt	$358,779	$523,919
Long-term Debt	$ -	$ -
Revenues/Sales	$418,596	$473,850
Cost of Goods Sold	$88,525	$10,500
Taxes Paid	$ -	$ -
Net Income (loss)	$(1,236,258)	$(1,065,109)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: PPT
EXHIBIT E: Certificate of Designation for Series A Non-Voting Convertible Preferred Stock

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
June 28, 2024



GlobexUS Holdings, Corp
C/O HTFL 950 Third Avenue, 19th Floor
New York, NY 10022
www.horizonfintex.com

Up to $1,234,980 of Series A Non-Voting Convertible Preferred Stock at $30.00 per share
Minimum Target Amount $10,500.00

COMPANY, ("GlobexUS", the "Company," "we," "us", "Issuer" or "our"), is offering up to $1,234,980 worth of Series A Non-Voting Convertible Preferred Stock of the Company (the "Securities," "Shares" or "Series A Preferred Shares") at a price of $30.00 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,500 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by December 31, 2024 (the "Target Date").

The purpose of this amendment is to add additional investment incentives and perks for investors as described in the "Investment Incentives & Perks" section below

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after December 31, 2024. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The Company may accept subscriptions until May 31, 2025 (the "Termination Date").

Each investor must invest a minimum of $150.00 or 5 shares.

Investment Incentives & Perks*

Trading-Fee Credits

Investors will earn trading-fee credits on Upstream's trading app when completing an investment in the Offering. Credits can be redeemed for trading discounts.

25% of all trading fees paid on the Upstream securities exchange will be reimbursed to the users' Upstream cash account until the rebate entitlement, as outlined in this offerings' details, is repaid to the investor in full.

- For investments made in the first $250,000 tranche of the offering ($0 - $250,000 raised), investors will earn 2x their investment amount in trading-fee credits.

- For investments made in the second $250,000 tranche of the offering ($250,000 - $500,000 raised), investors will earn 1.75x their investment amount in trading-fee credits.

- For investments made in the third $250,000 tranche of the offering ($500,000 - $750,000 raised), investors will earn 1.5x their investment amount in trading-fee credits

- For investments made in the fourth $250,000 tranche of the offering ($750,000 - $1,000,000 raised), investors will earn 1.25x their investment amount in trading-fee credits
- For investments made in the final $235,000 tranche of the offering ($1,000,000 - $1,235,000), investors will earn 1x their investment amount in trading-fee credits

Additional Incentives & Perks

Alpha Tier (Investment $150+)

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Impact Tier (Investment $5,000+)

- Invest $5,000+ and receive an additional 5% of your investment in bonus shares.
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Bull Tier (Investment $10,000+)

- Invest $10,000+ and receive an additional 10% of your investment bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Preferred Tier (Investment $25,000+)

- Invest $25,000+ and receive an additional 15% of your investment in bonus shares.
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Platinum Tier (Investment $50,000+)

- Invest $50,000 + and receive an additional 20% of your investment in bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Blue Chip Tier (Investment $100,000+)
- Invest $100,000 + and receive an additional 25% of your investment in bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the earlier of the Target Date, Revised Target Date, or Termination Date, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The

Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Company Overview

Upstream is ONE app to directly trade dual listed U.S. and international securities.

GlobexUS is the parent of Horizon Fintex "dba Horizon" which is a fintech company that builds, licenses and powers securities exchanges with an integrated suite of software for compliant issuance, management, and secondary trading of securities. Our in-house solutions combine Wall Street and Silicon Valley to power the next generation of securities offerings and trading, starting with Upstream.

Upstream is a global securities trading app part of MERJ Exchange, a regulated national securities exchange and an affiliate of the World Federation of Exchanges (WFE). Upstream is a 50/50 joint venture partnership between MERJ Exchange Limited and Horizon. At Upstream, a MERJ Exchange market, our mission is to unlock global retail liquidity by giving international issuers access to a global investor base who can trade dual listed shares from anywhere using Upstream's user-friendly trading app.

Upstream, a MERJ Exchange market, is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK as a 'Recognized Stock Exchange', a full member of the Association of National Numbering Agencies (ANNA) where MERJ is responsible for assigning and registering ISIN and CFI identifiers to users, a Qualifying Foreign Exchange for OTC Markets in the US, and a member of the Sustainable Stock Exchanges Initiative.

It's typically challenging for an international investor to buy U.S., Canadian, and other listed securities. Foreign retail investors do not have the capability to purchase NASDAQ, NYSE, OTC TSX, TSX.V, CSE. NEO, or other listed securities without going through a cumbersome process. The concept of direct exchange access for these securities with an app didn't exist... until Upstream. Upstream provides a seamless onboarding experience for qualified issuers and an additional avenue to increase issuers' global growth and shareholder value.

Upstream's vision is to become a top global trading app from which foreign retail investors can gain direct access to dual listed equities from markets around the world. U.S. investors may not deposit, buy, or sell securities on Upstream[1]. Upstream features streamlined onboarding, direct exchange access with expanded trading hours 20 hours a day, 5 days a week, account funding using a credit/debit card, PayPal, USD, or USDC, and real-time settlements. Upstream believes it is ushering in the future of trading with its smart-contract powered market, democratizing trading for all.

---

[1] Unless otherwise specified, all references to investors and retail investors in this Form C are to foreign, non-US retail investors.

As of the date of this form, we have 100,000 shares of common stock with a par value of $0.0001 authorized (the "Common Stock") and 24,87 shares of Common Stock outstanding. We also have 2,520 warrants and 2,763 options, of which 2,653 have vested, outstanding. There are also 70,000 shares of Series A Preferred Stock, which has a par value of $0.0001 authorized, as well as 30,00 shares of blank check preferred authorized; however, as of the date hereof, no shares of preferred stock are issued or outstanding. We are offering up to 41,666 of Series A Preferred Stock in this offering.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments are highly speculative, illiquid and involve a high degree of risk, including the possible loss of your entire investment. The investment is suitable only for persons who can afford to lose their entire investment. Please see full disclosures at the beginning. Financials are unaudited and may not conform to GAAP.

Our current business operations include:



Securities offerings
Dual listings
IPOs
Registered spinoffs
Digital coupons
Secondaries/ATM
Follow-on offerings
Home
upstream
Balance:
$500.00
Securities
NFTs
Categories
Business
Entertainment
Exciting Securities
SLATE
YMU Inc.
Shareholder rewards
Digital coupons
with the goal of turning shareholders into proud customers and proud customers into shareholders
Commemorative digital collectibles
to thank existing supporters and invite new ones

Securities Listings

- ***Dual Listings | US & Int'l Equity***: Upstream is offering issuers currently listed on other major exchanges including the NYSE, NASDAQ, OTC, TSX, CSE, Euronext and other markets the opportunity to dual list and access a global investor-base who can trade company shares directly from an app.
- ***IPOs:*** Issuers can capital raise while giving international investors access to their company shares and expanded price discovery.
- ***Registered spinoffs:*** Issuers, with appropriate registration in the issuer's jurisdiction, can generate Spin Off subsidiaries as stand-alone, separately traded companies on Upstream.
- ***Secondaries/ATM:*** Upstream offers the ability for issuers to raise additional capital through follow on offerings and ATM (at the market offerings) by prospectus to an international community.

Shareholder Rewards

- ***Digital coupons:*** Issuers can turn shareholders into proud customers and proud customers into shareholders with digital coupons that can be traded or redeemed for company products and services on Upstream.
- ***Commemorative collectibles****:* Issuers thank existing supporters and invite new ones with shareholder engagement digital collectibles that commemorate key initiatives, and reward opportunities to increase sales potential.

Business Model

REVENUE SOURCES

Securities on Upstream

Upstream employs a revenue model that involves charging recurring listing fees to issuers and a 1% trading fee to investors.

- On **Upstream**, international shareholders can **migrate** shares to Upstream, via transfer agent, for increased liquidity potential.
- Issuers can **promote** their company around the world and generate awareness for their company leveraging Upstream's media community.
- New global investors can **gain access** to securities from around the world directly from the Upstream trading app.

Shares that trade on NYSE, NASDAQ, OTC, TSX, CSE, Euronext and other markets represent the same class of shares that trade on Upstream. Upstream listings are not American Depositary Receipts (ADRs), ensuring that investors have direct exposure to the underlying securities.

Digital Collectibles

Upstream facilitates primary sales of digital collectibles on behalf of issuers, and charges a 18% primary sale fee

- Upstream charges a 1% trading fee on secondary digital collectible trading
- Digital collectible creators are responsible for promoting their digital collectible sales, and although there is theoretical revenue that Upstream can earn for currently listed digital collectible primary sales, material sales have yet to occur

Through this comprehensive monetization flow, we aim to increase corporate revenue potential, enhance shareholder engagement, and position Upstream as the leading retail trading app.


upstream
HORIZON
Trading Fees
1% gross on all Upstream trades
1% gross on Upstream digital collectible trades
Advisory Fees
Recurring sponsor advisor fees
Recurring registrar fees
Technology fees
Real-World-Asset creation
Smart contract customization
NFT – media studio fees
Revenue Share
18-25% of digital collectible sales from athlete, musician, and celebrity offerings
Revenue Streams
Equity Fees
% equity in every celebrity IPO; potential dividend distributions
Software Licensing Fees
Horizon, the smart-contract tech company powering Upstream, also licenses its fintech suite to exchanges, issuers, transfer agents, banks & other financial institutions
OPENORDERBOOK
KYCWARE
AMLCOP
ETSWARE
CUSTODYWARE
* Fees earned by GlobexUS subsidiaries. MERJ receives separate listing and regulatory fees

Competitors and Industry

Competitors

There are currently no direct international access exchanges other than Upstream. Most exchanges require the use of an intermediary such as a broker dealer or market maker. Upstream allows investors to have direct access to the market through the use of an app. The following are examples of current businesses that may be deemed competitors:

	Upstream	eToro	INX (ATS)	Securitize (ATS)	Robinhood	Interactive Brokers
Regulated **stock exchange*** - *Not a cryptocurrency platform*	✓	✗	✗	✗	✗	✗
Direct investor access to **stock exchange** - *Others require broker middlemen*	✓	✗	✗	✗	✗	✗
USDC **digital currency** for **securities** trading - *All, incl. Upstream, take bank, credit/debit card*	✓	✗	✓	✓	✗	✗
No short selling or market maker lending - *No stockbrokers or payment for order flow*	✓	✗	✗	✗	✗	✗
Non-custodial account for cash & securities - *Users hold & control their own assets*	✓	✗	✓	✗	✗	✗
20h trading with automated market maker - *Trade execution (Mon.-Fri.)*	✓	✗	✗	✗	✗	✗
Peer to peer execution and **instant settlement** - *With transparent orderbook*	✓	✗	✗	✗	✗	✗
Capital **formation** (IPO) support - *Including fractionalized NFTs*	✓	✗	✓	✓	✗	✗
Sponsor advisor oversight - *Medallion Stamp Guarantor*	✓	✗	✗	✗	✗	✗
Digital collectible **shareholder engagement** - *Digital coupon rewards for shareholders*	✓	✗	✗	✗	✗	✗

* https://merj.exchange/exchange/market/upstream/

eToro, Robinhood and Interactive Brokers are not exchanges or ATS's and act solely in the capacity of a broker dealer.

Industry

Addressable Market Size

- **50,000** Listed Companies on WFE Exchanges [2]
- **$100 trillion** Equity Market Capitalization [3]
- **130 million** retail traders use the top 5 mobile trading apps [3]
- **$1.9 billion Global** Equity Crowdfunding Market [4]

We believe the public markets for retail in our industry all face the same reality:

1,2 WFE | 3 Business of Apps | 4 AlliedMarketResearch


Investors
Stockbrokers
Market Makers
Stock Exchanges & Markets
Issuers

Market makers are in charge. Retail trading orders may only be executed by a broker dealer or DMM. Only market-making broker dealers are allowed to make markets!

Secretive stock lending of shareholders' shares between broker dealers can cause rampant short selling with huge lending fees paid, with mostly stockbrokers and market makers benefiting!

0% trading fees are a fallacy because stockbrokers are paid by market makers for clients' retail order flows, and market makers simply widen their bid/ask spreads to secretly cover this cost, meaning all retail trade prices suffer.

Naked short selling is, by law, only allowed to be done by market makers in certain circumstances, and such practices unfairly impact capital formation for small cap. issuers. SEC Reg. SHO does little to address this!

UPSTREAM DISINTERMEDIATED TRADING

Upstream introduces trading without all the middlemen that take cuts of investors' returns.


Traditional securities trading order flow
Shareholder
Stockbroker
Custodian
Market Maker
Stock Exchange
DTCC
Custodian
Stockbroker (t+2)
Bank
upstream trading order flow
Shareholder
Upstream App
Stock Exchange (T+0)
Upstream App
Bank
No stockbrokers
No market makers
No short selling
No payment for order flow
No 'principal' orders
No high frequency trading

PUBLIC MARKETS FOR RETAIL – DONE RIGHT WITH UPSTREAM


One global trading app
for investors around the world to simply download, sign up and access dual listed equities from markets globally.
Direct access to market
with no stockbroker middlemen and no market maker "members", a trader's app is connected directly to the Upstream exchange.
No short selling or other market manipulation
of issuers stock, so no secretive stockbroker, market maker stock lending deals that unfairly damage certain "targeted" issuers.
Expanded trading hours and transparency
for securities trading 20 hours a day, 5 days a week with transparent orderbooks for unaltered bid/ask price discovery.
No market manipulations
as all trades execute peer to peer, settle instantly, and predatory market manipulations are prevented with smart-contract technology.
Market
SLATE
YMU
LIV
OM TECH

What is Upstream solving?

It is very difficult for international investors to buy U.S. & international securities in a streamlined way. Traditional markets are outdated and allow manipulative activities.

We believe the following are hurdles for foreign investors who want to trade securities:

- ***No direct exchange access:*** International investors typically use on-line or local brokerages/banks operating 'payment for order flow' and T+2 settlement.
- ***Limited technology integrations****:* Many foreign stock markets lack a direct, app-based trading solution to reach modern investors seamlessly.
- ***Limited hours and transparency:*** Investors face trading hours that may not match U.S. market hours and a lack of transparency on whether they're getting the best possible prices.

Upstream works to give retail investors direct access to dual listed equities from all over the world right from their smartphones. We are working to become the premiere global trading app with a strong pipeline of listing applications from NASDAQ, NYSE, OTC Markets and international issuers to build our global market.

Upstream's solutions to the above hurdles include:

- ***Increased access to a global audience:*** Upstream puts marketing at the forefront of dual listings. This includes access to over $100k of IR value for issuers from Upstream's media community to amplify dual listings (see "Shareholder Engagement – Partnerships" below).
- ***Advanced technology integrations:*** Upstream features an advanced, global securities trading app with direct market access, streamlined onboarding, in-app KYC, T+0 trades and settlement. Investors can trade equities using various convenient methods such as a credit/ debit card, PayPal, USDC or USD right from their smartphones.
- ***Increased liquidity potential and trading hours:*** Upstream is available globally (non-U.S. or Canada) and has expanded trading hours 20 hours a day, 5 days a week.
- ***Anti-market manipulation design:*** No market makers, no short selling, no payment for order flow, or other market manipulations enforced by smart-contract technology. Best bids and offers are transparently displayed and executed on a transparent orderbook. Investors control their shares directly on their smartphones and trade with other investors around the globe. Upstream's smart-contract powered market and immutable ledger prevents double-spending, in other words, a trader must have the money to buy securities, or a trader must

have the shares to sell, they cannot be short, as immutable ledgers do not permit negative money of share balances.

Shareholder Engagement - Partnerships

In our commitment to driving shareholder and trader engagement, we have developed key relationships with IR and media firms to help amplify awareness for Upstream issuers. Upstream issuers receive ~$100k additional IR value.



To further incentivize issuers and supporters, we offer unique shareholder engagement tools such as digital coupons to provide a unique value proposition to our users. Upstream's digital coupon strategy aims to turn shareholders into customers and customers into shareholders. By claiming these coupons, shareholders who are short on securities are required to buy-in securities on the market. This feature ensures that our smart-contract-based securities cannot be borrowed, providing added security and stability to our platform. Upstream digital coupons are directly deposited into investors account on Upstream and can be traded among other interested consumers. U.S. investors may not deposit, buy, or sell securities on Upstream.

Through our shareholder engagement solutions, we aim to revolutionize the way customers interact with issuers. By offering digital coupons and facilitating global trading, we create an immersive and dynamic trading experience for our users while driving increased revenue potential for our corporate clients.

Overall, Upstream's shareholder engagement solutions enable the distribution of digital coupons to shareholders, allowing them to claim and redeem exclusive offers from issuers, thereby strengthening the relationship between shareholders and issuers while providing potential benefits for both parties.

Our Technology Suite

Upstream is powered by our in-house Ethereum layer-2 smart-contract technology suite covering issuance through secondary trading.



Current Stage and Roadmap

Current Stage

OUR CORPORATE HISTORY AND STRUCTURE

GlobexUS Holding Corp., a Delaware corporation, serves as the parent company overseeing the various entities within its structure.

One of GlobexUS Holding Corp.'s subsidiaries, Horizon Globex US, LLC, registered in Delaware, and handles a significant amount of marketing and general administration activities, as well as handling marketing, know-your-customer, and anti-money laundering operations.

Horizon Globex GmbH, located in Zug, Switzerland, is another subsidiary responsible for software IP, IT infrastructure and hosting, licensing, and general administration. Revenue is generated at the subsidiary level, which has a favorable 8.5% corporation tax rate and it possesses a fixed asset of Software IP.

The Software Dev. Ops. division, of the Company, which is Horizon Globex GmbH comprising ETSware, KYCware, AMLCop, CustodyWare, and OpenOrderbook, operates primarily in Ireland and the UK. These entities play a vital role in software development, licensing fees, and NFT issuance fees, supporting the overall functionality of the platform.

Horizon Fintex Advisors Ltd., a subsidiary wholly owned by Horizon Globex GmbH, serves as a regulated sponsor advisor for MERJ and Upstream. Based in Seychelles, this entity provides recurring sponsor advisor listing fees and sponsor advisor services, further enhancing the company's regulatory compliance and listing capabilities.

Upstream Exchange, operating as a regulated international marketplace, offers custody, clearing, settlement, secondary IPOs, and dual listing services. This subsidiary is a 50/50 joint venture with MERJ and operates under Seychelles jurisdiction. Following our joint venture with MERJ, Upstream operates as a fully regulated and licensed integrated securities exchange, clearing system and depository. Upstream/MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK as a 'Recognised Stock Exchange', a full member of the Association of National Numbering Agencies (ANNA) where MERJ is responsible for assigning and registering ISIN and CFI identifiers to users, a Qualifying Foreign Exchange for OTC Markets in the U.S., and a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). In addition, the Seychelles is a full member of the Eastern and Southern African Anti-Money Laundering Group (ESAAMLG) and is in good standing with same and is a participating jurisdiction recognized by the US Treasury under FATCA.

The corporate structure outlined above highlights the interconnectedness and strategic positioning of the various entities within the organization. These subsidiaries and divisions play integral roles in driving revenue streams, facilitating operations, and ensuring regulatory compliance, ultimately supporting Upstream's growth and success as a leading trading platform in the industry.

CORPORATE STRUCTURE


GlobexUS Holdings Corp.
Common Stock Being Offered
Consolidated Balance Sheet
Delaware, USA
100%
100%
Software licensing
Collectible-minting fees
100%
Horizon Globex US, LLC
Marketing & General Admin
KYC/AML Operations
Delaware, USA
Software Dev. | Ops.
ETSware, KYCware, AMLCop, CustodyWare, OpenOrderbook, Collectible AI Media-Studio
Ireland & UK
Horizon Globex GmbH
Software IP | IT Infrastructure and Hosting | Licensing & General Admin | 8.5% Corporation Tax Rate
Zug, Switzerland
Recurring registrar fees
Paying agent fees
Recurring listing fees
Sponsor advisor fees
Trading fee revenue 1%
Horizon Fintex Registrar
Keeping records of shareholders
Managed as dematerialized shares
Dividend payment management
Seychelles
Horizon Fintex Advisors Ltd.
Regulated Sponsor Advisor for MERJ & Upstream
100% owned by Horizon Globex GmbH
Seychelles
Upstream Exchange
Regulated Int'l Marketplace
Custody, Clearing, Settlement
Secondary Trading, IPOs, Dual Listing;
50/50 JV with MERJ Exchange Ltd
Seychelles
JV Partnership with MERJ Exchange (MERJ) which operates Upstream as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA) and a Qualifying Foreign Exchange for OTC Markets in the US. MERJ is also a member of the Sustainable Stock Exchanges Initiative.

CORPORATE MILESTONES


Commenced Jan 2019
NYC
Initial Contribution $18.75m of Software*
Spring 2019
1st Round Funding
$20m Valuation
$1.75m from Wall Street Professionals & Service Providers
2019-2020
Built and deployed ETSware, KYCware, AMLCop, CustodyWare & OpenOrderbook blockchain and compliance software
2021
Joint Venture with MERJ Exchange, an affiliate of World Federation of Exchanges
2022
2nd Round Funding
$50m Valuation
$2.25m
NFT market launch
1st dual listing application
Custodial account launch for under 18s
2023
3rd Round Funding
$75m Valuation
$2.52m
First dual listings on Upstream
STAMP medallion guarantor
2024
20+ issuers in pipeline
Market orders
Market Pool liquidity
Options trading
12,500 users
$75m valuation
CURRENT ROUND

*Contribution of software from founder acquired 11-Aug-2017, see page 12; https://www.sec.gov/Archives/edgar/data/225211/000161577417004367/s107126_10q.htm

KEY METRICS

- **$25.27m*** invested GlobexUS Holdings, Corp., incorporated in Delaware Dec. 2018.
- *Pipeline:* Currently, we have 20 issuers in progress, indicating a robust pipeline of potential listings through our dual listing program.
- *User base:* We have experienced rapid user growth since the launch of our dual listing program in 2023, with over 12,500 Upstream users currently engaging with our platform.
- *Digital collectibles pipeline:* Upstream has 52+ verified creators on Upstream.
- *Investment summary*:* $18.75m, founder-software acquisition value that was contributed at inception (non-GAAP accounting), $6.50m in previous financing rounds ($20m valuation/$50m valuation/$75m valuation) & Revenue.
- *Seamless connectivity:* Our integration with markets through registered transfer agents ensures seamless connectivity and access to a wide range of investment opportunities.
- *Technological infrastructure:* Our Upstream app is built on a foundation of over 4 million lines of in-house developed software code which enables us to deliver a seamless and user-friendly trading experience to our growing user base.
- *Share management:* Additionally, to ensure efficient management of share ownership, Upstream's affiliated company, Horizon Fintex Advisors, Ltd, is a member of STAMP (**S**ecurities **T**ransfer **A**gents **M**edallion **P**rogram), allowing for medallion signature guarantees that facilitate the transfer of shares.
- Overall, our key metrics capabilities empower us to make informed decisions, track our progress, and drive continuous growth in the dynamic landscape of digital securities trading.

* $18.75m: Aug-2017 founder-software acquisition value (non-GAAP accounting) *Contribution of software from founder acquired 11-Aug-2017, see page 12;
https://www.sec.gov/Archives/edgar/data/225211/000161577417004367/s107126_10q.htm

$6.52m: Previous financing rounds ($20m valuation / $50m valuation / $75m valuation)

USER GROWTH (**as of February 2024)**



Future Roadmap

Growth Strategies:

- ***Upstream's dual listing program to increase global retail liquidity:*** Upstream offers companies that are listed on global stock exchanges such as NASDAQ, NYSE, OTC, Euronext, ASX, NSX, TSX, CSE etc., to dual list on Upstream and access a global investor base who can trade their shares from anywhere in the world. Upstream is working to create mutually beneficial wins and maximize global retail liquidity potential for local exchanges.
- ***Disrupting traditional trading***: Upstream aims to revolutionize traditional markets by providing one global trading app that empowers retail investors with direct access to dual listed securities.
- ***Leading the blockchain trading market:*** Upstream leverages smart-contract technology to settle trades instantly and prevent predatory market manipulations by design.

Upstream's USP (Unique Selling Point) for traditional trading market
Upstream is the only market seeking to offer investors direct exchange access to dual listed equities from all over the world.

Sales and Marketing

Our sales and marketing strategy aims to effectively bring our technology and services to the market using various methods and channels. Here is an overview of our approach:

SEO: We have focused on optimizing our website for search engines, resulting in a significant increase in Upstream site traffic. Upstream site traffic more than doubled in the last year, with 23k site visits versus 10k in 2022. We are ranking #1-4 on Google for our target keywords "Global trading app for stocks" and "global trading app." Additionally, 30% of our traffic comes from organic searches on Google, while referrals come from platforms like MERJ, Medium, and social media.



All accounts > Upstream
All Web Site Data
Try searching for "audience overview"
Acquisition
Source / Medium
Users
New Users
Sessions
17,128
% of Total: 100.00% (17,128)
16,954
% of Total: 100.06% (16,944)
24,485
% of Total: 100.00% (24,485)
First user prim...Channel Group)
New users
Engaged sessions
Engagement rate
6,393
100% of total
2,385
100% of total
24.43%
Avg 0%

Source: Google Analytics

global trading app
What is global trading systems?
Feedback
Apple
https://apps.apple.com › developer › global-trading-netw...
Global Trading Network (GTN) Apps on the App Store
Download apps by Global Trading Network (GTN), including Mtrade Plus Int. (GTN), BBK TRADE (GTN), BHM Capital Global, and many more.
Interactive Brokers
https://globaltrader.interactivebrokers.com
| IBKR GlobalTrader
Global Trader App. Get Started Fast. Open your account and start trading in minutes. Trade Stocks Worldwide.
upstream.exchange
https://upstream.exchange
Global trading app to trade stocks & NFTs
Next generation global trading app. Deposit, buy and sell stocks and NFTs from U.S. and international companies on one global trading app. Powered by.
Exchange · Get Listed · Learn

Social Media: Our social media presence has grown organically, and we now have nearly 3,000 Upstream fans across our social media platforms. With an impressive engagement rate of 10%, our social media accounts, including (X) Twitter (1,755 followers), Instagram (462 followers), Discord (530 followers) and LinkedIn (411 followers), serve as valuable channels for connecting with our audience.

Email Marketing: We maintain a substantial newsletter audience of 5,000 subscribers and have achieved a 34% open rate. With 398,271 emails sent, we regularly update our subscribers with news, blogs, press releases, and new developments, leveraging Mailchimp as our email marketing platform.



Medium Blog: Our Medium blog receives monthly views ranging from 1000 to 3000. This platform allows us to share industry insights, engage with our audience, and drive traffic to our website.



PR Opportunities: We have recently benefited from good PR opportunities from our own announcements and issuer news, which have further increased our brand visibility and credibility in the market.

Strategic Issuer Sales Funnel: We utilize a strategic issuer sales funnel, which involves attending conferences, leveraging outreach, and employing email marketing to drive issuer acquisition. We are also focused on building a robust media community to entice issuers to list on Upstream and leverage the associated benefits to amplify visibility around their listings.

Social Platform Growth: We prioritize organic posts and growth on social platforms such as Twitter, Instagram, and LinkedIn. Our posts include engaging video content, industry insights, and exciting announcements, ensuring we stay connected with our target audience and showcase our expertise.

Three-Year Sales and Marketing Strategy: We have launched a comprehensive three-year sales and marketing strategy that aims to build sales and distribution channels with key partners and customers. By establishing strong relationships with these stakeholders, we intend to leverage this channel to upsell customers on our hardware and software offerings in the future.

Through this multifaceted approach, we are confident in our ability to effectively market our technology and services, generate leads, and drive business growth.

GROWTH STRATEGY & ALLOCATION OF FUNDS

In 2023, we secured $2.5 million in growth capital to drive our expansion.

A significant portion of this rounds' investment is to accelerate our growth and around 40% will be dedicated to hiring more issuer on-boarding sales staff to expand our client base. We recognize the importance of building strong relationships with issuers and ensuring their seamless integration onto our platform.

Another approximately 40% of the funds received from this round will be allocated towards building out a user acquisition marketing team. This team will focus on attracting and engaging new users, increasing our platform's visibility, and driving user growth.

The remaining 20% of the investment will be utilized to further develop and support our Upstream software platform. We understand the critical role our software plays in delivering a robust and user-friendly experience to both issuers and users.

Currently, our team consists of 18 dedicated individuals across various functions. We have ten (10) professionals in software, IT, and support based in Ireland and the UK, while our sales and marketing team comprises five (5) members located in the United States. We also have a team of three (3) experts in compliance and legal matters based in the U.S., with our CEO and President overseeing operations from Switzerland and the U.S.

With the additional capital, we aim to expand our team to a post-money count of 28 individuals. This growth will primarily be seen in our software, IT, and support departments, with thirteen (13) professionals in Ireland and the UK. Our sales and marketing team plans to be bolstered with eight (8) new members in the U.S., and our compliance and legal team plans to increase to five (5) members based in the U.S. Our executive team, consisting of the CEO and President, will remain unchanged.

The investment is expected to support our annual capital and operating expenditures, which we plan to increase from $1.50 million to $3.00 million post-money. We plan to allocate $0.75 million towards general and administrative expenses and $0.75 million for IT infrastructure and support. Additionally, we plan to invest $1.50 million in the creation of additional software intangible assets to enhance our platform's capabilities.

Our success criteria for the foreseeable future includes onboarding 100 issuers onto our platform and achieving a user base of 50,000 individuals. These targets reflect our commitment to growth and market expansion, positioning Upstream as a leading player in the industry.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Please see full disclosures at the beginning. Financials are unaudited and may not conform to GAAP.

The Team

As of May 2024, we have nine (9) Software, IT & support employees (Ireland, UK), five (5) Sales & marketing employee's (U.S.), three (3) Compliance & legal employees (U.S.), and one (1) CEO & President Switzerland and one (1) President in the U.S. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

The key team members of the Company's management are:

- Brian Collins, CEO, co-founder, technologist;
- Mark Elenowitz President, co-founder, Wall Street veteran;
- Mike Boswell, CFO, financial professional, Wall Street veteran;
- Dr Andy Le Gear, CTO, technologist;
- Pete Hall CIO, technologist
- Vanessa Malone, Marketing lead

Mr. Elenowitz and Mr. Boswell are registered with licensed US broker dealers, however such broker dealers are not affiliated with GlobexUS Holdings Corp, Upstream or MERJ Exchange Limited and not involved in any role with such organizations. Neither Mr. Elenowitz or Mr. Boswell are acting in the capacity of a US broker dealer or effecting securities transactions with any US persons for the Company's securities.

Officers and Directors

Name: Brian Collins
Brian Collins' current primary role is with the Issuer.
Positions and offices held with the issuer:
       Position: CEO and Director
       Dates of Service: January 2019-Present
       Responsibilities: provides operations and strategic decisions

       Position: CEO and Director of subsidiary Horizon Globex GmbH
       Dates of Service: January 2010-Present
       Responsibilities: provides senior management operations and strategic decisions

       Position: President and Director of subsidiary Horizon Fintex Advisors Ltd.
       Dates of Service: March 2021-Present
       Responsibilities: Provide Strategic Decisions, Operations and Corporate oversight

Work experience: https://www.linkedin.com/in/briancollins-/

Name: Mark Elenowitz
Mark Elenowitz current primary role is not with the Issuer.
Positions and offices held with the issuer:
       Position: President and Director
       Dates of Service: January 2019-Present
       Responsibilities: provides operations and strategic decisions

       Position: President and Director of subsidiary Horizon Fintex Advisors Ltd.
       Dates of Service: March 2021-Present
       Responsibilities: Provide Strategic Decisions, Operations and Corporate oversight

Other business experience in the past three years:

       Employer: Digital Offering, LLC
       Title: Managing Director
       Dates of Service: March 2020- Present
       Responsibilities: investment banker

       Employer: Cambria Capital, LLC
       Title: Managing Director
       Dates of Service: March 2020- Present
       Responsibilities: investment banker

       Employer: TriPoint Capital Management
       Title: Managing Director
       Dates of Service: June 2011- Present
       Responsibilities: Strategic decisions and corporate development of the Company, along with client consulting

Work experience: https://www.linkedin.com/resume-builder/urn:li:fsd_memberResume:62774394/

Name: Dr. Andy Le Gear
Andy Le Gear's current primary role is with the Issuer.
Positions and offices held with the issuer:
       Position: Chief Technology Officer of subsidiary Horizon Globex GmbH
       Dates of Service: January 2013-Present
       Responsibilities: Oversees the information technology (IT) and technology of the Company

Work experience: https://www.linkedin.com/in/andylegear/

Name: Michael Boswell

Michael Boswell's   current primary role is not with the Issuer.

Positions and offices held with the issuer:

        Position: CFO and Director
        Dates of Service: January 2019-Present
        Responsibilities: Chief Financial Officer

        Position: Director/Officer of subsidiary Horizon Fintex Advisors Ltd.
        Dates of Service: March 2021-Present
        Responsibilities: Provide Strategic Decisions, Operations and Corporate oversight

Other business experience in the past three years:

        Employer: Digital Offering, LLC
        Title: Managing Director
        Dates of Service: March 2020- Present
        Responsibilities: investment banker

        Employer: TriPoint Capital Management
        Title: Managing Director
        Dates of Service: June 2011- Present
        Responsibilities: Strategic decisions and corporate development of the Company, along with client consulting

        Employer: Mission Solutions Group Inc.
        Title: CFO
        Dates of Service: June 2015- Present
        Responsibilities: Chief Financial Officer of Defense holding company

        Work experience: https://www.linkedin.com/in/mike-boswell-09a068a4/

Name: Peter Hall

Peter Hall's current primary role is with the Issuer.

Positions and offices held with the issuer:

        Position: Chief Information Officer of subsidiary Horizon Globex GmbH
        Dates of Service: January 2011-Present
        Responsibilities: responsible for the IT and computer systems that support the enterprise

Work experience: https://www.linkedin.com/in/pete-hall/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering Preferred Stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management has Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections and Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes

As with all investments in securities, if you sell the Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2.9% Investor Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $30.00. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Regulation D Rule 506(c) Offering

Concurrent with this offering, the Company is also offering Common Stock in a separate offering being made pursuant Rule 506(c) of Regulation D under the Securities Act. (the "Regulation D Offering"). We are making the Regulation D Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are "accredited investors."

Regulation S Offering

Concurrent with this offering, the Company is currently undertaking a private placement of Common Stock in reliance upon the exemption from registration provided by Regulation S of the Securities Act of 1933 (the "Securities Act") for international, non-US investors. (the "Regulation S Offering"). We are making the Regulation S Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are "accredited investors."

The Company has the right to extend the Target Date, conduct multiple closings, or end the Offering early

The Company may extend the Target Date beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before Target Date, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Target Date is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Target Date, they may conduct the first of multiple closings of the Offering prior to the Target Date, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Termination Date. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Risks Relating to Our Business and Our Industry

We are an early-stage company and have not yet generated any profits.

GlobexUS Holdings Corp was formed in December 2018 and began operating in January 2019 and Horizon Globex GmbH was formed in October 2010 Accordingly, GlobexUS and our business, as it is currently operated, have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in the market, managing our growth and the entry of competitors into the market. We have no current plans to pay dividends on any shares and would only be able to do so once we achieve profitability and our board of directors makes a determination it would be in the best interest of the Company and its stockholders. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of our shares.

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses
Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the digital security and Non-Fungible Token ("NFT") market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

- implement our growth strategy;
- aggressively counter and respond to actions by our competitors;
- pursue new users and maintain relationship with current users;
- maintain adequate control of our expenses;
- attract, retain and motivate qualified personnel;
- react to user preferences and demands;
- our ability to successfully implement, launch, and achieve market acceptance of our products and to anticipate and manage the risks associated therewith; and
- regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our revenues and profits are subject to fluctuations

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: global securities markets, general economic conditions, our ability to market our products and services to companies, markets and other market participants, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others that are not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

Our Company may not be of interest to the market

If there is limited public interest in the development of Globex and our products, it would negatively impact our Company's future success. It is possible that our products cannot be developed and sold as intended, as the blockchain industry depends substantially on the current market situation with regard to development and pricing. We may also face regulatory changes and/or challenges, as regulation of blockchain and its application to certain industries, such as the securities industry, is still evolving.

We have an evolving business model

Our business model is one of innovation, including continuously working to expand our product lines and services to our clients, it is unclear whether our products services will be successful. Further, we continuously try to offer additional types of products and services, and we cannot offer any assurance that any of them will be successful. From time to time we may also modify aspects of our business model relating to our product and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

We have not developed a strong customer base, and we have not generated sustainable revenue since inception. We cannot assure you that we ever will. We may incur significant losses in launching products and we may not realize sufficient subscriptions or profits in order to sustain our business

We have not yet developed a strong customer base and we have not generated sustainable revenue since inception. We are subject to the substantial risk of failure facing businesses seeking to develop and commercialize new products and technologies. Maintaining and improving GlobexUS and our products will require significant capital. If our offerings to customers are unsuccessful, result in insufficient revenue, or result in us not being able to sustain revenue, we will be forced to reduce expenses, which may result in an inability to gain new customers.

We depend on key personnel and face challenges recruiting needed personnel

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Brian Collins, and our President Mark Elenowitz, and our compliance, engineering and marketing teams. Our software engineering team and, in particular Dr. Andrew Le Gear, our Chief Technical Officer and Peter Hall, our Chief Information Officer, are critical to continually innovate and improve our products while operating in a highly regulated industry. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to continue to the grow the firm.

Our failure to attract and retain highly qualified personnel in the future could harm our business

As the Company grows, we will need to hire and attract additional qualified professionals such as software engineers, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. We expect to face intense competition for such personnel, and we may not be able to locate or attract qualified individuals for such positions, which will affect our ability to grow and expand our business.

Digital ecosystems, including offerings of digital assets, is evolving, and uncertain, and new regulations or policies may materially adversely affect our development

The technologies supporting digital assets like blockchain and NFTs are new and rapidly evolving. To the extent these technologies become more widely utilized in the industry, our revenues could be negatively impacted. If we fail to explore these new technologies and apply them innovatively to keep our products and services competitive, we may not experience significant growth of our business. Regulation of digital assets like cryptocurrencies, blockchain technologies, NFTs, and cryptocurrency exchanges is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Regulation also varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of tokens generally and the technology behind them or the means of transacting in or transferring them. The regulatory regime governing blockchain technologies, NFTs, cryptocurrencies, digital assets, utility tokens, digital securities and offerings of such assets is uncertain, and new regulations or policies may materially adversely affect our development and our value in the future.

Marketplace demand of the NFTs is unpredictable

The appetite in the marketplace regarding NFTs is unpredictable and may change over time. The trading of NFTs in the open market and use in gameplay are based purely on marketplace demand. If demand for NFTs lessens our revenues could be materially adversely affected.

Our Company and our providers are vulnerable to hackers and cyber-attacks

As an internet-based business, we are vulnerable to hackers who may defeat our information security countermeasures to access the data of our investors and the issuer companies that utilize our applications. Furthermore, platforms that use blockchain technology can be subject to cybersecurity threats. Hackers or other malicious groups or organizations may attempt to interfere with the blockchain through different means, including but not limited to malware attacks, denial of service attacks, or consensus-based attacks. Transactions can also be subject to fraud and theft. Any disruptions or cyber-attacks, either to us directly or to our customers could harm our reputation and materially negatively impact our financial condition and business.

We face significant market competition

We face a number of established competitors and new competitors who are entering our space on a regular basis. Although blockchain related products and services are relatively new, the market for such products and services is already highly competitive. Some of our existing competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Changes in market dynamics or actions of competitors, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively.

We may need to spend material amounts on marketing the Company and its products. The returns from marketing are highly speculative and often challenging to measure. If the marketing spending is ineffective, it could materially harm our business.

If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our net revenue, could decline, which could adversely impact our business, operating results, and financial condition

Our industry has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, NFTs, play-to-earn games, lending, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes, such as "initial exchange offerings."

We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new products and services, both independently and in conjunction with third-party developers.

In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers including large, institutional. As a result, we expect to incur significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, to retain existing customers, and to attract new customers may be adversely affected.

We may not be able to protect all of our intellectual property

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation related to protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

If third parties claim that we infringe their intellectual property, it may result in costly litigation

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

The success of our business depends on the continued availability of access to the Internet

The future success of our business depends upon the continued maintenance and development of the Internet infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition. To the extent the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our business, results of operation and financial condition. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses," "worms" or other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, the growth of our business may be adversely affected.

Our software may be exposed to cybersecurity threats and hacks via source code flaws, errors or security weaknesses

As with any other computer code, flaws in the source codes related to cryptocurrencies, cryptocurrency exchanges and crypto wallets have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some or all functionality for users or exposed users' personal information. If a similar attack were to expose a flaw in our systems it could have a material adverse effect on our reputation, which could negatively affect our business prospects.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We face the risk of fraud

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

We may not generate significant revenue from specialty digital securities exchanges.

We intend to supply numerous specialty digital securities exchange software and operating licenses to the Company's customers in the areas of sports teams, music rights and other popular sports that have large fanbases. Some or all of the teams and artists may not generate significant, or any, digital securities trading volume amongst their fans which could reduce the potential recurring revenue received by the Company for some or all of its specialty digital securities exchanges.

We may enter partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected

Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated because of such strategic relationships.

Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.

Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

We currently maintain a partnership with MERJ Exchange Limited for the operation, software services and revenue sharing for Upstream. This partnership is subject to the risks described above.

Loss of a critical banking relationship could adversely impact our business, operating results, and financial condition

We rely on bank accounts to provide certain services. Customer cash holdings on our platform are held with banking partners. Our banking partners may view us as a higher risk customer for purposes of their anti-money laundering programs. New regulations that affect our banking providers may cause increased burdens to such providers which may be passed on to customers, increase costs of compliance or cause withdrawal of certain services by such providers in the future. As a result, we may face difficulty establishing or maintaining banking relationships due to our banking partners' policies. The loss of banking partners or the imposition of operational restrictions by banking partners may result in a disruption of business activity as well as regulatory risks.

We are exposed to transaction losses due to chargebacks, refunds or returns as a result of fraud or collectability that may adversely impact our business, operating results, and financial condition

A portion of our products and services are paid for by electronic transfer from bank accounts which exposes us to risks associated with returns and insufficient funds. Furthermore, some of our products and services are paid for by credit and debit cards through payment processors which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, insufficiency of funds, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback, refund, or return.

While we have policies and procedures to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of returns, refunds and chargebacks that we have to process. In addition, if the number of returns, refunds and chargebacks increases, card networks or our banking partners could require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us.

Failure to effectively manage risk and prevent fraud could increase our chargeback, refund, and return losses or cause us to incur other liabilities. Increases in chargebacks, refunds, returns, or other liabilities could have an adverse effect on our operating results, financial condition, and cash flows.

We are a remote-first company which subjects us to heightened operational risks

Our employees mainly work from home and we are a remote-first company. This subjects us to heightened operational risks. For example, technologies in our employees' homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices.

Further, the security systems in place at our employees' homes may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations.

There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. We also face challenges due to the need to operate with the remote workforce and are addressing those challenges to minimize the impact on our ability to operate.

Being a remote-first company may make it more difficult for us to preserve our corporate culture and our employees may have decreased opportunities to collaborate in meaningful ways. Further, we cannot guarantee that being a remote-first company will not have a negative impact on employee morale and productivity. Any failure to preserve our corporate culture and foster collaboration could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.

Malicious actors could manipulate distributed ledger networks and smart contract technology upon which digital assets rely and increase the vulnerability of the distributed ledger networks

If a malicious actor, including a state-sponsored actor, is able to hack or otherwise exert unilateral control over a particular distributed ledger network, or the digital assets on such a network, that actor could attempt to divert assets from that distributed ledger or otherwise prevent the confirmation of transactions recorded on that distributed ledger.

Acceptance and/or widespread use of digital assets is uncertain

Currently, there is a relatively small use of digital assets in the retail and commercial marketplace for goods or services. In comparison, there is relatively large use by speculators contributing to price volatility.

The relative lack of acceptance of digital assets in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we hold or expect to acquire for our own account.

Our business is subject to economic, market and geopolitical conditions

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom's departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

Catastrophic events may disrupt our business

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners' information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail

On March 10, 2023, the Federal Deposit Insurance Corporation (FDIC) announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation and on March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services and the FDIC was named receiver. Although we do not maintain any bank accounts with Silicon Valley Bank or Signature Bank, we regularly maintain cash balances at third-party financial institutions in excess of the FDIC insurance limit. Any failure of a depository institution to return any of our deposits, or any other adverse conditions in the financial or credit markets affecting depository institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

<u>Risks Relating to Regulation of our Business and Industry</u>

Our success depends on the acceptance of blockchain and offerings, listings and dual listing of securities by Regulators, Issuers, Markets and Investors

The SEC, FINRA and other regulatory agencies, as well as the securities exchanges and markets are still developing regulations regarding the use of blockchain and its applications with regard to securities offerings. To date, most offerings of digital securities have been conducted as exempt offerings pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, such that the securities issued were restricted securities and not eligible for immediate secondary trading. Recently the SEC qualified at least one offering pursuant to Regulation A promulgated under the Securities Act but, as of the date of this memorandum, we are not aware of any digital securities that have been registered for sale or resale on Form S-1. As a result, the market for our products, which relate to the issuance and trading of digital securities remains uncertain, as potential issuer companies and the service providers with whom they engage, may choose to conduct their securities offerings using more traditional methods or may engage with different platforms or providers. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors and other market participants, and favorable changes in the regulatory environment.

MERJ Exchange and MERJ Dep. are not registered in the U.S. as either a broker dealer or a national securities exchange and/or clearing agency. MERJ Exchange and Upstream do not allow U.S persons to deposit, buy, or sell securities on Upstrea*m.*

We operate in a regulatory environment that is evolving and uncertain

The regulatory framework for digital securities offerings, online capital formation and blockchain is very new. There are constant discussions among legislators and regulators with respect to changing the regulatory environment in order to adapt to new technologies, such as blockchain, as well as new or novel forms of securities, such as digital securities. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors, issuer companies, platforms and exchanges that use our products and services and the types. Moreover, certain types of securities offered utilizing new asset classes (e.g., cryptocurrencies and other digital assets) have been subjected to increased regulatory scrutiny. Any such changes would have a negative impact on our business.

We and our customers are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities

Regulatory requirements could cause our customers and us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to statutes and rules regulating, among other things, the issuance and trading of securities, and the management, use and storage of customer data. Our operating expenses may be increased by governmental regulations, such as fees and taxes that may be imposed. Any delay or refusal from government agencies to grant us necessary licenses, permits, and approvals could have an adverse effect on our operations. Certain of our executive officers / directors are also registered persons with the Financial Industry Regulatory Authority ("FINRA") and in such capacity have been, and may in the future, be subject to disciplinary actions by FINRA in connection with their roles as principals of an SEC registered, FINRA member firm. None of the past or present disciplinary actions result in a "bad actor" disqualification under Rule 506 promulgated under the Securities Act of 1933, as amended, with regard to either the executive officers / directors or the Company.

Regulatory changes or actions may restrict the use of the Ethereum blockchain in a manner that adversely affects an investment in us

Recently, there has been a significant amount of regulatory attention directed toward digital securities assets and the blockchain networks that enable their use by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as bitcoin have grown in popularity and in market size, the Federal Reserve Board, US Congress and certain US agencies (e.g., Financial Crimes Enforcement Network ("FinCen"), the SEC, the U.S. Commodity Futures Trading Commission (the "CFTC"), and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin Exchange Market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of bitcoins and the Bitcoin network, and the regulation thereof. In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect a network and its users, and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States, and may therefore impede the growth of the digital asset economy. Since December 2013, a number of countries, including India, China, South Korea and Russia have taken a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrencies and other digital assets and their use in each country. In late 2017, China prohibited Initial Coin Offerings ("ICO") within the country and ordered all cryptocurrency exchanges to close. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies and other digital assets. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction.

Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency and digital asset companies to additional regulation. Although we believe our products and services are compliant with existing regulations, we cannot guarantee compliance with new rules or that new concerns may not arise. The effect of any future regulatory change on our business or the regulation of digital securities that may impact our business is impossible to predict, but such change could be substantial and could have a material adverse effect on our business, prospects and operations, as well as the value of your investment.

We intend to be a global company in that many of our products and services will be licensed to companies located in many different locations around the world. This exposes us to the impact of foreign currency fluctuations, as well as political and economic risks

A significant portion of our revenues and earnings will be generated internationally. In addition, a substantial amount of our products may come from sources outside the country of distribution. As a result, we are both directly and indirectly subject to the risks of doing business outside the United States, including:

- currency fluctuations, which may significantly impact our results of operations;
- political, economic and social instability;
- changes in tariffs and taxes;
- regulatory restrictions on repatriating foreign funds back to the United States; and
- differing foreign laws relating to our businesses.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may adversely affect results of operations and cash flows and the comparability of period-to-period results of operations. For example, the June 2016 decision by the United Kingdom to leave the European Union, also known as "Brexit", has resulted in increased uncertainty in the economic and political environment in Europe and has caused increased fluctuations and unpredictability in foreign currency exchange rates. Changes in foreign currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Given the unpredictability and volatility of foreign currency exchange rates, ongoing or unusual volatility may adversely impact our business and financial conditions. Furthermore, even with our current global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, consumer protection, import/export and anti-corruption, including but not limited to the Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have an adverse effect on our business.

Our reliance on our computer systems and software could expose us to material financial and reputational harm if any of our computer systems or software were subject to any material disruption or corruption

We rely significantly on our computer systems and software to receive and properly process internal and external data and utilize such data to generate orders and other messages. A disruption or corruption of the proper functioning of our computer systems or software could cause us to make erroneous transactions, which could result in material losses or reputational harm. We cannot guarantee that our efforts to maintain competitive computer systems and software will be successful. Our computer systems and software may fail or be subject to bugs or other errors, including human error, resulting in service interruptions or other unintended consequences. If any of these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Capacity constraints, systems failures, malfunctions and delays could harm our business

Our business activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, software bugs and errors, electronic and physical security breaches, natural disasters, power loss, utility or internet outages, computer viruses, intentional acts of vandalism, terrorism and other similar events. Extraordinary trading volumes or other events could cause our computer systems to operate in ways that we did not intend, at an unacceptably low speed or even fail. While we have invested significant amounts of capital to upgrade the capacity, reliability and scalability of our systems, there can be no assurance that our systems will always operate properly or be sufficient to handle such extraordinary trading volumes. Any disruption for any reason in the proper functioning or any corruption of our software or erroneous or corrupted data may cause our customers to make erroneous trades or suspend our services and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although our systems and infrastructure are generally designed to accommodate additional growth without redesign or replacement, we may need to make significant investments in additional Microsoft Azure cloud services and software to accommodate growth. Failure to make necessary expansions and upgrades to our systems and infrastructure could not only limit our growth and business prospects but could also cause substantial losses and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Since the timing and impact of disasters and disruptions are unpredictable, we may not be able to respond to actual events as they occur. Business disruptions can vary in their scope and significance and can affect one or more of our facilities. Further, the severity of the disruption can also vary from minimal to severe. Although we have employed efforts to develop, implement and maintain reasonable disaster recovery and business continuity plans, we cannot guarantee that our systems will fully recover after a significant business disruption in a timely fashion or at all. If we are prevented from using any of our systems or infrastructure, or if our business continuity operations do not work effectively, we may not have complete business continuity, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with our international operations and expansion and failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability

We are exposed to risks and uncertainties inherent in doing business in international markets, particularly in the heavily regulated broker-dealer and financial securities industry. Such risks and uncertainties include political, economic and financial instability, unexpected changes in regulatory requirements, tariffs and other trade barriers, exchange rate fluctuations, applicable currency controls, the imposition of restrictions on currency conversion or the transfer of funds, limitations on our ability to repatriate non-U.S. earnings in a tax efficient manner and difficulties in staffing and managing foreign operations, including reliance on local experts. Such restrictions generally include those by imposed by the Foreign Corrupt Practices Act (the "FCPA") and trade sanctions administered by the Office of Foreign Assets Control ("OFAC"). The FCPA is intended to prohibit bribery of foreign officials and requires companies whose securities are listed in the U.S. to keep books and records that accurately and fairly reflect those companies' transactions and to devise and maintain an adequate system of internal accounting controls. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against designated foreign states, organizations and individuals. Though we have policies in place designed to comply with applicable OFAC sanctions, rules and regulations as well as the FCPA and equivalent laws and rules of other jurisdictions, if we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of employees and restrictions on our operations and cash flows.

In addition, the varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to successfully conduct or expand our business internationally and may increase our costs of investment. Expansion into international locations involves substantial operational and execution risk. We may not be able to manage these costs or risks effectively.

We operate a peer-to-peer NFT marketplace for minting, purchasing, showcasing, and discovering non-fungible tokens (NFTs), which may further expose us to legal, regulatory, and other risks that could adversely affect our business, operating results, and financial condition

We operate a peer-to-peer NFT marketplace that simplifies the purchasing, showcasing, and discovery of NFTs. While NFTs and digital securities are similar in that both are based on blockchain technology, unlike digital securities, which are fungible, NFTs have unique identification codes and often reference content. As NFTs are a relatively new and emerging type of digital asset, the regulatory, commercial, and legal framework governing NFTs is likely to evolve and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, money transmission, sanctions, and currency, commodity, and securities law compliance.

It is difficult to predict how the legal and regulatory framework around NFTs will develop and how such developments will impact our business and our NFT marketplace since the market for NFTs is relatively nascent. Regulators may apply existing or new regulations to NFT transactions. Further, NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with one another.

We may also experience media, legislative, or regulatory scrutiny of our actions or decisions related to our content enforcement practices with respect to our NFT marketplace either as a result of our perceived failure to respond expeditiously or appropriately to the sharing of content perceived as objectionable or as a result of our decisions to remove content or suspend participation on our NFT marketplace by persons who violate our content standards and terms of service. Any such negative publicity could have an adverse effect on the size, engagement, and loyalty of our user base and demand for our NFT marketplace, which could result in decreased revenue and adversely affect our business, operating results, and financial condition.

Additionally, similar to other aspects of our business, our NFT marketplace is reliant on certain third-party partners, including payment processors, payment gateways, and cloud computing services and data centers. If any of these third parties do not adequately or appropriately provide their services or perform their responsibilities to us, or our customers on our behalf, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

The launch of our NFT marketplace also subjects us to risks similar to those associated with any new product offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch the NFT marketplace, creator and buyer acceptance, technical issues with the operation of the NFT marketplace, and legal and regulatory risks as discussed above.

Government regulations applicable to us may negatively impact our business

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, content, advertising, localization, information security, intellectual property, competition and taxation, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. For example, the World Health Organization recently included "gaming disorder" in the 11th Revision of the International Classification of Diseases, prompting discussion and consideration of legislation and policies aimed at mitigating the risk of overuse of, and overspending within, video games. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models will be subject to new laws or regulations or evolving interpretations and application of existing laws and regulations, including those related to gambling. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. New laws — each of which could vary significantly across jurisdictions — could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We may be subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products. Adoption of ratings systems, censorship or restrictions on distribution of interactive entertainment software based on content could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations

Until recently, relatively little regulatory attention has been directed toward digital assets by U.S. federal and state governments, foreign governments and self-regulatory agencies. As digital assets have grown in popularity and in market size, the U.S. regulatory regime - namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the CFTC, FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of various participants in the cryptocurrency industry. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, the recent bankruptcy filings of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022 and the first quarter of 2023 have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company's management having to devote increased time and attention to regulatory matters, change aspects of the Company's business or result in limits on the utility of digital assets. In addition, regulatory developments and/or the Company's business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets. Ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of digital assets and/or may adversely affect the Company's business, reputation, financial condition and results of operations.

We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against Horizon, requiring material future cash payments or charges, which could impair the Company's financial condition and results of operations.

The size, nature and complexity of the Company's business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations in and out of the United States, due to the heightened regulatory scrutiny following the recent disruptions in the digital asset markets. The Company believes that since the digital asset industry is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of the Company's business could have a material adverse effect on the Company, its business or operations, or the industry as a whole.

Regulatory changes or actions may restrict the use of digital assets in a manner that adversely affects an investment in us

As digital assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the CFTC, the Commission, FinCEN and the Federal Bureau of Investigation) have begun to examine digital assets. On March 9, 2022, President Biden signed an executive order on cryptocurrencies. While the executive order did not mandate any specific regulations, it instructs various federal agencies to consider potential regulatory measures, including the evaluation of the creation of a U.S. Central Bank digital currency. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability. Digital assets currently face an uncertain regulatory landscape in not only the United States but also in such foreign jurisdictions as the European Union and China. While certain governments such as Germany, have issued guidance as to how to treat cryptocurrencies, most regulatory bodies have not issued specific policy determinations. Future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability, but such change could be substantial and adverse to us and could adversely affect an investment in us.

Our business will be subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate

We will be subject to global data privacy, data protection, localization, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation and application of these laws and regulations often are uncertain, contradictory, and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations are high and will likely continue to increase.

Even if we remain in strict compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected. Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and cause our financial results to be materially affected.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Risks Relating to the Shares and the Offering

There has been no independent valuation of our Shares, which means that our Shares may be worth less than the offering price in the offering

The per share purchase price in the Offering has been determined by us without independent valuation of our Shares. We established the offering price based on management's estimate of the valuation of the Company's Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our Shares. Our Shares may have a value significantly less than the offering price, and the Shares may never obtain a value equal to or greater than the offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Shares will not be freely tradable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Investing in offerings like this offering involve significant risks not present in investments in public offerings

Investing in crowdfunding opportunities involves a high degree of risk. Securities sold through Reg CF are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us

No governmental agency has reviewed or passed upon this offering, our company or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this memorandum and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this offering

If you purchase shares in this offering, you will pay more for your Shares than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan.

Investing in our Shares is a highly speculative investment and could result in the loss of your entire investment

A purchase of the Shares is significantly speculative and involves significant risks. The Shares should not be purchased by any person who cannot afford the loss of his or her entire purchase price. The business objectives of the Company are also speculative, and we may be unable to satisfy those objectives. For these reasons, each prospective investor of the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in our Shares.

Raising additional capital may cause dilution to our stockholders, including purchasers of Shares in this offering or restrict our operations

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our Series A Preferred Shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our Shares

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Preferred Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Shares.

There is no guarantee that we will ever complete future private or public offerings of our Shares or other Company securities, and we may never raise capital sufficient to execute our business plan

Although we may file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the Purchase Price in this offering, or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

Voting control is in the hands of a few large stockholders

Voting control is concentrated in the hands of a small number of stockholders. As a result, you will not be able to meaningfully influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority stockholder, your say in these decisions will be limited.

Future fundraising may affect the rights of investors

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Future issuances of equity securities will have a dilutive effect on current stockholders. There is no guarantee that the terms of future financings will be favorable to the Company and its current stockholders.

The Securities will have restrictions on transferability; there is no public trading market for our Securities and one may never develop

The Shares are subject to transfer restrictions. There is currently no public trading market for the shares and there can be no assurance that any such public market will develop in the foreseeable future. The Shares being offered and sold in this Offering relies upon exemptions from the registration requirements of federal and state securities laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Shares are subsequently registered or qualified with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in us even if your financial condition makes such liquidation necessary. In addition, none of our securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Shares. An investment in the Shares should only be made by those who can afford the loss of their entire investment.

Even if a market develops for our Shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

Even if our Shares are listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

We have not retained independent professionals for subscribers

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers hereunder. Although we have retained our own counsel, neither our counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the Securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

If we fail to complete the Maximum Offering Amount, our ability to implement our business model and strategy could be compromised

We have limited capital resources and operations. There is no minimum in this Offering. If we receive the maximum offering of $1,234,980, such amount is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces. Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.

If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that shareholders will receive a distribution in such a case.

We may not pay cash dividends on our Shares so any returns will be limited to the value of our shares

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Brian Collins(1)	8,645	Common Stock and Common Stock Options	34.21%
The Mark Elenowitz Family 2018 Irrevocable Trust (2)	5,000	Common Stock	20.10%
The Michael Boswell Family 2018 Irrevocable Trust (3)	3,300	Common Stock	13.27%
Mark Elenowitz (4)	320	Common Stock Options	1.27%
Michael Boswell (5)	210	Common Stock Options	0.84%
Dr. Andy Le Gear (6)	450	Common Stock Options	1.78%
Peter Hall (7)	30	Common Stock Options	0.12%

(1) Brian Collins, our CEO owns 8,245 shares of common stock and has 300 options to purchase shares of our common stock exercisable at $2,500 and 100 options to purchase shares of our common stock at $3,000 per share. All options have vested.

(2) Carrie Elenowitz, wife of our President Mark Elenowitz is the trustee for The Mark Elenowitz Family 2018 Irrevocable Trust. Carrie Elenowitz is deemed to have voting and dispositive control over the shares held by The Mark Elenowitz Family 2018 Irrevocable Trust.

(3) Melissa Goldstein Boswell, wife of our CFO Michael Boswell, is the trustee for The Michael Boswell Family 2018 Irrevocable Trust. Melissa Goldstein Boswell is deemed to have voting and dispositive control over the shares held by The Michael Boswell Family 2018 Irrevocable Trust.

(4) Mark Elenowitz, our President has 240 options to purchase shares of our common stock exercisable at $2,500 per share and 80 options to purchase shares of our common stock exercisable at $3,000 per share. All options have vested.

(5) Michael Boswell, our CFO has 160 options to purchase shares of our common stock exercisable at $2,500 per share and 50 options to purchase shares of our common stock exercisable at $3,000 per share. All options have vested.

(6) Dr. Andy Le Gear, our CTO has 225 options to purchase shares of our common stock exercisable at $1,000 per share, 175 options to purchase shares of our common stock exercisable at $2,500 per share and 50 options to purchase shares of our common stock at $3,000 per share. All options have vested.

(7) Peter Hall, our CIO has 30 options to purchase shares of our common stock : exercisable at $1,000 per. All options have vested.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock
Final amount sold: $150,000
Number of Securities Sold: 50
Use of proceeds: The proceeds of the offering were used for Upstream issuer acquisition and expansion, investor acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.
Date: Currently Open
Offering exemption relied upon: Regulation D

Type of security sold: Common Stock
Final amount sold: $3,750,000
Number of Securities Sold: 1,250
Use of proceeds: The company issued 1,250 shares of common stock in exchange for 1,000,000 shares of common stock in Diamond Lake Minerals, Inc. (OTC Markets: DLMI) as part of Cooperation, Marketing and Referral Agreement. The proceeds of the offering will be used for Upstream issuer acquisition and expansion, investor acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.
Date: June 3, 2024
Offering exemption relied upon: Regulation D

Type of security sold: Common Stock
Final amount sold: $2,559,770
Number of Securities Sold: 859.26
Use of proceeds: The proceeds of the offering were used for Upstream issuer acquisition and expansion, investor acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.
Date: May 31, 2023
Offering exemption relied upon: Regulation D

Note: Subsequent to the closing of the offering, $24,000 was refunded to one investor in exchange for 8 shares of common stock.

Type of security sold: Promissory Note
Final amount sold: $250,000
Use of proceeds: general operations, research and technology development, business development, and marketing.
Date: May 22, 2023
Offering exemption relied upon: Regulation D

Type of security sold: Common Stock
Final amount sold: $2,247,500
Number of Securities Sold: 899
Use of proceeds: The proceeds of this offering were used for general operations, research and technology development, business development, and marketing.
Date: February 28, 2023
Offering exemption relied upon: Regulation D

Type of security sold: Officer Convertible Note
Final amount sold: $150,000
Use of proceeds: The proceeds of this offering were used for general operations
Date: August 22, 2022
Offering exemption relied upon: Regulation D

Type of security sold: Common Stock
Final amount sold: $1,755,000
Number of Securities Sold: 1,755
Use of proceeds: general operations, research and technology development, business development, and marketing.

Date: October 19, 2020
Offering exemption relied upon: Regulation D

THE COMPANY'S SECURITIES

The Company's Securities

The Company has issued Common Stock Warrants and Options. As part of this Regulation Crowdfunding raise, the Company will be offering up to 41,666 of Series A Non-Voting Convertible Preferred Stock.

Common Stock

As of the date of this form The number of securities authorized is 100,000 Common Stock with a par value of $0.0001 and 24,871 shares of Common Stock outstanding. We also have 2,520 warrants and 2,763 options, of which 2,653 have vested, outstanding. Fully diluted, at date of this filing the Company has 28,976 shares outstanding.

Preferred Stock

Prior to this offering, the number of Series A Non-Voting Convertible Preferred Stock par value $.0001 authorized is 70,000, of which none have been issued.

The number of Series B Preferred Stock blank check authorized is 30,000. There are no Series B Preferred Stock shares issued.

Voting Rights

Series A preferred stock has no voting rights.

Material Rights

The total amount outstanding includes 2,763 shares to be issued pursuant to stock options issued.
The total amount outstanding includes 2,520 shares to be issued pursuant to outstanding warrants.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Holder shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder ("Series A Proxy"), (i) vote all shares of Series A Preferred Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The Proxy and power granted by the Holder pursuant to this Section 5.2 are coupled with an interest. Such Proxy and power will be irrevocable. The Proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding the shares of Series A Preferred Stock. However, the Proxy created by this Section 5.2 will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock or filing of a Form 1A or Form 8A.

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. Such an increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●   In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●   In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

THE OFFERING

GlobexUS Holdings, Corp. ("Company") is offering securities under Regulation CF, through, DealMaker Securities LLC ("DealMaker"). DealMaker is a FINRA/SEC registered funding portal and will receive cash compensation equal to 8.5% of the value of the securities sold through Regulation CF, plus a $2,000 per month account management fee. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,500 and $1,234,980 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,500, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed. If the Company fails to reach the offering target of $10,500, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?
The proceeds are primarily planned to be used for Upstream issuer acquisition and expansion, investor acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.

VALUATION

Pre-Money Valuation: 75,000,000

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Securities Offered

The Company is offering up to 41,666 Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock"), at $30.00 per share. The Series A Preferred Stock rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Certificate of Incorporation as follows:

Rank. All shares of the Series A Preferred Stock shall rank (i) *pari passu* to the Corporation's common stock, $0.0001 par value per share, of the Corporation (the "Common Stock") and any other class of securities which is specifically designated as junior to the Series A Preferred Stock (collectively, with the Common Stock, the "Junior Securities"); (ii) *junior* to or *pari passu* with any other class or series of Preferred Stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series A Preferred Stock (the "Pari Passu Securities"); (iii) *junior* to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock (collectively, the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

Dividends. The Series A Preferred Stock shall not pay a fixed or other dividend. The holders of the Series A Preferred Stock shall, however, be entitled to receive dividends when, as, and if declared by the Board, in an amount which shall be paid pro rata on the Common Stock and the Series A Preferred Stock, on an equal priority, *pari passu* basis, according to the number of shares of Common Stock held by the stockholders, where each holder of Series A Preferred Stock is to be treated for this purpose as holding (in lieu of such shares of Series A Preferred Stock) the greatest whole number of shares of Common Stock then issuable upon conversion in full of such shares of Series A Preferred Stock. The right to dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

Liquidation Preference. In the event of a merger, Sale Transaction (as hereinafter defined), any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, all shares of Series A Preferred Stock shall automatically, and without any action on the part of the holder, be converted to common stock. Following such conversion to common stock, all such prior holders of Series A Preferred Stock shall share ratably (together with holders of any Pari Passu Securities) in any distribution of cash generated by such assets as a percentage of the total common shares then outstanding. A "Sale Transaction" shall mean (i) the acquisition of the Company by another entity by means of any reorganization, merger or consolidation (but excluding any reorganization, merger or consolidation effected exclusively for the purpose of changing the domicile of the Company), or any transaction or series of related transactions in which the Company's stockholder of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related transactions (by virtue of securities issued in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the resulting or surviving corporation following such transaction or series of related transactions; (B) a sale of all or substantially all of the assets or stock of the Company; or (C) the grant of an exclusive license to all or substantially all of the Company's intellectual property that is used to generate all or substantially all of the Company's revenues.

Voting. Except as otherwise set forth in the Certificate of Designation of the Relative Rights and Preferences of the Series A Preferred Stock or as otherwise required by the DGCL, the Series A Preferred Stock shall have no voting rights.

Voting Proxy. Each Holder shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder ("Series A Proxy"), (i) vote all shares of Series A Preferred Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The Proxy and power granted by the Holder pursuant to the certification of designation are coupled with an interest. Such Proxy and power will be irrevocable. The Proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding the shares of Series A Preferred Stock. However, the Proxy created will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock or filing of a Form 1A or Form 8A.

Conversion & Conversion Ratio.

Optional Conversion. Each full share of Series A Preferred Stock shall be convertible, at any time and from time to time, at the option of the Holder thereof, into that number of shares of Common Stock determined by dividing the number of Series A Preferred Stock sought to be converted by the Conversion Price. The "Conversion Price" of each shares of Series A Preferred Stock shall equal Three Thousand Dollars ($3,000), which is the same price per share being offered in the Regulation D and Regulation S Offering.

Automatic Conversion. Upon the automatic conversion of the Series A Preferred Stock pursuant to the Liquidation Preference explained above, each outstanding share of Series A Preferred Stock shall convert in the same manner and at the same Conversion Price as if it were an optional conversion.

INVESTMENT INCENTIVES & PERKS*

Investment Incentives & Perks*

Investors earn trading-fee credits on Upstream's trading app 1:1 with their investment in GlobexUS "Horizon," then cash out for trading discounts.

25% of all trading fees paid on the Upstream securities exchange will be reimbursed to the users Upstream cash account until the rebate entitlement, as outlined in this offerings' details, is repaid to the investor in full.

Trading Perks for Early Investors

First $250k→ 2.00x your investment back in trading-fee credits!

Next $250k→ 1.75x your investment back in trading-free credits!

Next $250k→ 1.50x your investment back in trading-free credits!

Next $250k→ 1.25x your investment back in trading-free credits!

Final $235k→1.00x your investment back in trading-free credits!

Alpha Tier (Investment $150+)

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Impact Tier (Investment $5,000+)

- Invest $5,000+ and receive an additional 5% of your investment in bonus shares.
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Bull Tier (Investment $10,000+)

- Invest $10,000+ and receive an additional 10% of your investment bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Preferred Tier (Investment $25,000+)

- Invest $25,000+ and receive an additional 15% of your investment in bonus shares.
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Platinum Tier (Investment $50,000+)

- Invest $50,000 + and receive an additional 20% of your investment in bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Blue Chip Tier (Investment $100,000+)
- Invest $100,000 + and receive an additional 25% of your investment in bonus shares
- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

Overview

GlobexUS Holdings Corp. ("Globex") is a Delaware corporation that is the holding company which owns 100% of Horizon Globex US, LLC, ("Horizon US") a Delaware LLC, 100% of Horizon Sports X, LLC (non-operational) and 100% of Horizon Globex GmbH, ("Horizon Fintex"), a Swiss software company. Horizon Globex GmbH owns 100% of Horizon Fintex Advisors, Ltd., ("HFA"), a Seychelles company, which is a registered sponsor advisor to MERJ Exchange Ltd. GlobexUS Holdings Corp was formed in December 2018 and Horizon Globex GmbH was formed in October 2010. Horizon Globex GmbH operates as a dba Horizon Fintex ("Horizon"). Horizon is a fintech software company that licenses, operates, and maintains software for securities exchanges with its integrated suite of software for the issuance, management, and secondary trading of securities including KYC/AML technology and exchange operations technology. Horizon is engaged in the proprietary design, development, and production of pre-packaged computer trading software for regulated digital asset exchanges and marketplaces. Horizon also operates its trading software in such digital marketplaces on behalf of regulated entities that include banks, broker-dealers and sovereign governments. Upstream, a MERJ Exchange market, is one such regulated exchange that licenses the Horizon Globex GmbH trading software suite, and Upstream is also operated by Horizon Globex GmbH.

Upstream's vision is to become a top global trading app from which foreign retail investors can gain direct access to dual listed equities from markets around the world. U.S. investors may not deposit, buy, or sell securities on Upstream[4]. Upstream features streamlined onboarding, direct exchange access with expanded trading hours 20 hours a day, 5 days a week, account funding using a credit/debit card, PayPal, USD, or USDC, and real-time settlements. Upstream believes it is ushering in the future of trading with its smart-contract powered market, democratizing trading for all.

In January 2019, Globex purchased 100% of the ownership interests in Horizon Globex GmbH from Mr. Brian Collins, our CEO, in exchange for the issuance of 10,000 shares and contribution of software and technology from Horizon Globex GmbH. In addition, Globex also executed an irrevocable option to purchase 100% of Horizon Globex Ireland DAC and 100% of One Horizon Group Ltd. from Mr. Brian Collins for the purchase price of $1.00. Horizon Globex GmbH, located in Zug, Switzerland, is responsible for all of the Globex proprietary software IP assets, IT infrastructure and hosting, licensing, and general administration. Revenue is generated at the subsidiary level, which has a favorable 8.5% corporation tax rate and it possesses a fixed, intangible, asset of software IP.

In March 2019, Horizon Globex US, LLC, began operating to handle the marketing and general administration activities, as well as handling marketing, know-your-customer, and anti-money laundering operations.

In March 2021, Horizon Fintex Advisors, Ltd. was incorporated in the Seychelles as a subsidiary wholly owned by Horizon Globex GmbH, to serve as a regulated sponsor advisor for MERJ and Upstream. Based in Seychelles, this entity provides recurring sponsor advisor listing fees and sponsor advisor services further enhancing the company's regulatory compliance and listing capabilities.

In August 2021, Horizon Fintex executed a Software and Service Level Agreement with MERJ Exchange Ltd. creating a joint venture to operate Upstream, a MERJ Exchange market. Upstream Exchange, operating as a regulated international marketplace, offers custody, clearing, settlement, secondary IPOs, and dual listing services. This subsidiary is a 50/50 joint venture with MERJ and operates under Seychelles jurisdiction. Our joint venture with MERJ, Upstream, is operated as a fully regulated and licensed integrated securities exchange, clearing system and depository.

Liquidity and Cash Resources

In 2020, the company sold an aggregate of 1,755 shares of common stock to twenty-eight (28) investors in exchange for gross proceeds of $1,745,000 in the Founders' Round.   The round included a $100,000 note that bore interest at ten percent (10%) that was issued in September 2020. The note and accrued interest of $10,000 was converted into 110 shares of common stock in September 2021.   The proceeds were used for general operations, research and technology development, business development, and marketing.

In 2022 and 2023, the company sold an aggregate of 899 shares of common stock to thirty (30) investors in exchange for gross proceeds of $2,247,500. The proceeds were used for general operations, research and technology development, business development, and marketing.

In 2022, the company issued an investor a $150,000 convertible note that bore interest at 10%.   The Note holder had the right to convert any unpaid principal and accrued interest owing under the Note, in whole or in part, into fully-paid and non-assessable restricted shares of Common Stock of the Company at the lessor of a valuation of fifty million ($50,000,000) or the next round of financing in excess of $1.5 million.   In 2023, the note and accrued interest of $15,000 was converted into 66 shares of common stock.

In 2023, the Company sold 859.26 shares of common stock in exchange for gross proceeds of $2,559,770.   As part of the Round, the company issued 833 shares of common stock in exchange for 996,000 shares of common stock in VCI Global Limited (Nasdaq: VCIG).   The VCIG shares were freely traded about and valued at $2.50 per share or $2,490,000. The proceeds of the offering were used for Upstream issuer acquisition and expansion, investor

---

[4] Unless otherwise specified, all references to investors and retail investors in this Form C are to foreign, non-US retail investors.

acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.   Subsequent to the closing of the offering, $12,000 was refunded to one investor in exchange for four (4) shares of common stock.

In May 2023, the Company's wholly owned subsidiary entered into a strategic advisory agreement with Boustead Securities, LLC (or "Boustead").   The Company engaged the Boustead on a non-exclusive basis to advise the company on the most viable avenues for growth and business development, introduce Company to issuers wishing to list on Upstream and advise the Company regarding the capital markets, exchange listings, client acquisition and make introductions to strategic partners, clients or vendors. As part of the agreement Boustead agreed to arrange for a bridge loan in the amount of $250,000 to be funded on the signing of this Agreement. In addition, the Advisor shall enter into a placement Agreement with the parent Company to conduct a capital raise for the parent Company for no less than $1.50 million. There will be no commissions due to Advisor for the first $1.50 million raised and 7% of the gross proceeds of the Offering raised by Advisor for all amounts above $1.5 million. In addition, on the date of each closing of the Offering, the Company will issue to Advisor a five-year placement agent warrant (the "Agent Warrant") for the purchase of a number of Securities that is equal to the quotient of (i) seven percent (7%) of the of the dollar amount of Securities sold at such closing divided by the price per share paid by Investors for Securities sold at such closing. In May 2023, the Company issued a $250,000 Promissory Note to Boustead Securities. The proceeds of the note were used for general operations, research and technology development, business development, and marketing.

As of December 31, 2023, Boustead placed an aggregate of 50 shares of Company's common stock for gross proceeds of $150,000.   The proceeds of the offering were used for Upstream issuer acquisition and expansion, investor acquisition marketings, compliance and operations hires, research development, technology development, sales and marketing and general working capital.

In May 2023, the Company issued a $250,000 Promissory Note to Boustead Securities. The proceeds of the note were used for general operations, research and technology development, business development, and marketing.

At December 31, 2023 and 2022, we had a cash and cash equivalents of approximately $520,000 and 353,000. At December 31, 2023, other current assets included 600,000 shares of VCI Global Limited (Nasdaq: VCIG) held in certificate form that have yet to be deposited in the company's securities trading account. Based on the closing price of $2.26 per share on December 29, 2023 (the last trading day of 2023), the shares are valued at $1,356,000.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Significant Accounting Policies

Basis of Consolidation

The Company's consolidated financial statements ("financial statements") include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $3,289, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss to not be material to the consolidated financial statements.

Intangible Assets

Intangible assets with finite lives, such as, software which are amortized on a straight-line basis over their estimated useful lives of 7 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods/services is transferred to the customer.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Comparison of results for the fiscal year ended December 31, 2023 and December 31, 2022

Revenues. Revenues for the fiscal year ended December 31, 2023, were approximately $419,000. We had revenues of approximately $474,000 for the fiscal year ended December 31, 2022. This is a decrease of approximately $55,000 or 11.6%. The decrease in our revenue was mainly the result of a decrease in software sales that was partially offset by an increase in dual listing income. In fact, dual listing fees increased by approximately $94,000 or 391%. As was the case in 2022, management continued its emphasis on the development and production of our fintech software that the company that licenses, operates, and maintains software for securities exchanges with its integrated suite of software for the issuance, management, and secondary trading of securities including KYC/AML technology and exchange operations technology. Management believes that our emphasis on software development and expansion of fintech software will yield a significant increase in revenues starting as early as 2024 and beyond.

Gross profit (loss). Gross profit for the year ending December 31, 2023 was roughly $330,000 as compared to $463,000 for the year ending December 31, 2022. The decrease in gross profit for 2023 was mainly attributable to reduced revenues. We continued to focus resources on maintaining, developing and tending to various business relationships and believe could result in increasing gross profit going forward.

General and administrative. General and administrative expenses for the fiscal year ended December 31, 2023, were approximately $1,411,000. Our general and administrative expenses were approximately $1,552,000 for the fiscal year ended December 31, 2022. This is a decrease of approximately $111,000 or 7.2%.

Other income (expense), net. Interest expense for the year ended December 31, 2023 was approximately $22,000. Interest expense for the year ending December 31, 2022 was approximately nil. The interest in interest expense was related to interest paid on convertible notes and promissory notes that were used to help fund operations. Other income for the year ending December 31, 2023 was approximately $34,000 as opposed to other income of approximately $24,000 for the year ending December 31, 20023. The increase in other income was mainly the result of gains related to the sale of VCIG stock. Unrealized gain on investments was roughly $195,000 for the year ending December 31, 2023 as compared to zero for previous year.

Net income (loss). As a result of the above, the net income for the year ended December 31, 2023, was approximately $1,236,000 as compared to a net loss of approximately $1,065,000 for the year ended December 31, 2022.

INDEBTEDNESS

See Related Party Transactions

RELATED PARTY TRANSACTIONS

Name of Entity	Relationship to Issuer	Nature of Interest	Amount
Boustead & Company	Advisor/Equity Holder	Loan (0% interest) made May 22, 2023,	$250,000
Mark Elenowitz	President/Director	Loan (0% interest) made to the Company February 24, 2023	$ 70,000
Mark Elenowitz	President/Director	Loan (0% interest) made to the Company in 2020	$ 19,260
Michael Boswell	CFO/Director	Loan (0% interest) made to the Company in 2020	$ 12,840

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

The primary use of proceeds includes the acquisition and expansion of Upstream issuers, and further strengthening and expanding our portfolio. Additionally, a portion of the funds will be allocated to investor acquisition marketing efforts, aimed at expanding our investor base and driving growth.

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,500 Raise	Percentage of Proceeds for a $10,500 Raise	Allocation After Offering Expense for a $1,234,980 Raise	Percentage of Proceeds for a $1,234,980 Raise
DealMaker Platform Fees	$892.50	8.5%	$104,973.30	8.5%
General Corporate Purposes	$1,375.50	13.1%	$161,782.38	13.1%
IT infrastructure & Support	$1,375.50	13.1%	$161,782.38	13.1%
Capital investment in Software	$6,856.50	65.3%	$806,441.94	65.3%
Total	$10,500	100%	$1,234,980	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company is required to pay to Intermediary a fee consisting 8.5% and $2,000 a month account management and software access fees are payable commencing on the first month following the launch of the Offering.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025. Once posted, The annual report may be found on our website at: www.horizonfintex.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) the Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: If Investors have not been accepted by the Issuer, Investors will have up to 48 hours prior to the Target Date, Revised Target Date or Termination Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier date, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at https://invest.horizonfintex.com/and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GlobexUS Holdings, Corp

By: /s/ Brian Collins
Name: Brian Collins
Title: Chief Executive Officer

GlobexUS Holdings, Corp

By: /s/ Michael Boswell
Name: Michael Boswell
Title: Chief Financial Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Name	Title
/s/ Brian Collins	Chief Executive Officer & Director
Brian Collins	(Principal Executive Officer)
/s/ Michael Boswell	CFO & Director
Leeds Chow	(Principal Financial and Accounting Officer)
/s/ Mark Elenowitz	President & Director
Eugene Jiang	

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: PPT
EXHIBIT E: Certificate of Designation for Series A Non-Voting Convertible Preferred Stock

EXHIBIT B:
Financial Statements

GLOBEXUS HOLDINGS CORP.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
GlobexUS Holdings, Corp.
Syosset, New York

We have reviewed the accompanying consolidated financial statements of GlobexUS Holdings, Corp. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 22, 2024
Los Angeles, California

GLOBEXUS HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	520,293	$	353,071
Accounts Receivable, net		88,739		153,169
Prepaids and Other Current Assets		1,367,201		5,225
Total Current Assets		**1,976,233**		**511,465**
Intangible Assets		3,603,112		3,283,970
Total Assets	$	**5,579,345**	$	**3,795,435**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	66,605	$	67,883
Loans Payable		358,779		288,119
Convertible Note		-		150,000
Related Party Loan		-		85,800
Other Current Liabilities		40,093		11,965
Total Current Liabilities		**465,477**		**603,767**
Total Liabilities		**465,477**		**603,767**
STOCKHOLDERS' EQUITY				
Common Stock		2		2
Additional Paid in Capital		6,888,950		3,879,680
Other Comprehensive Income		267,899		118,711
Retained Earnings/(Accumulated Deficit)		(2,042,983)		(806,725)
Total Stockholders' Equity		**5,113,868**		**3,191,668**
Total Liabilities and Stockholders' Equity	$	**5,579,345**	$	**3,795,435**

See accompanying notes to consolidated financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	418,596	$	473,850
Cost Of Goods Sold		88,525		10,500
Gross Profit		330,071		463,350
Operating Expenses				
General And Administrative		1,410,526		1,552,178
Total Operating Expenses		1,410,526		1,552,178
Operating Income/(Loss)		(1,080,455)		(1,088,828)
Interest Expense		21,802		-
Realized Loss on Investments		(27,708)		-
Unrealized Gain on Investments		195,415		-
Other Loss/(Income)		(33,706)		(23,719)
Income/(Loss) Before Provision For Income Taxes		(1,236,258)		(1,065,109)
Provision/(Benefit) For Income Taxes		-		-
Net Income/(Net Loss)	$	**(1,236,258)**	$	**(1,065,109)**

See accompanying notes to consolidated financial statements.

GLOBEXUS HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Other Comprehensive Income	Retained earnings/ (Accumulated	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2021	22,100	$ 2	$ 2,674,680	$ 118,711	$ 258,384	$ 3,051,777
Issuance of Stock	486	-	1,204,767	-	-	1,204,767
Share-Based Compensation	-	-	233	-	-	233
Net income/(loss)	-	-	-	-	(1,065,109)	(1,065,109)
Balance—December 31, 2022	22,586	2	3,879,680	118,711	$ (806,725)	$ 3,191,668
Series A Round Conversion And Interest	76	-	165,000	-	-	165,000
Series A Financing	58	-	145,500	-	-	145,500
Series B Financing	905	-	2,697,812	-	-	2,697,812
Foreign Exchange Adjustment	-	-	-	149,188	-	149,188
Share-Based Compensation	-	-	958	-	-	958
Net Income/(Loss)	-	-	-	-	(1,236,258)	(1,236,258)
Balance—December 31, 2023	**23,625**	**$ 2**	**$ 6,888,950**	**$ 267,899**	**$ (2,042,983)**	**$ 5,113,868**

See accompanying notes to consolidated financial statements.

GLOBEXUS HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,236,258)	$ (1,065,109)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of Intangibles	691,740	547,328
Share-based Compensation	958	233
Currency translation adjustment	149,188	-
Changes in operating assets and liabilities:		
Accounts Receivable, net	64,430	(153,169)
Prepaids and Other Current Assets	(1,361,976)	830,558
Accounts Payable	(1,278)	32,306
Other Current Liabilities	28,128	11,965
Net Cash Used In Operating Activities	**(1,665,068)**	**204,113**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(1,010,882)	(866,720)
Net Cash Used in investing Activities	**(1,010,882)**	**(866,720)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	2,843,312	1,204,767
Comon stock issued for interest	15,000	-
Borrowing/ (Repayment) on Shareholder Loans	(85,800)	85,800
Borrowings on Convertible Note	-	150,000
Borrowing on Loan Payable	326,679	256,019
Repayment of Loan Payable	(256,019)	(1,070,356)
Net Cash Provided By Financing Activities	**2,843,172**	**626,230**
Change in Cash and Cash Equivalents	167,222	(36,378)
Cash—Beginning of the Year	353,071	389,449
Cash—End of the Year	**$ 520,293**	**$ 353,071**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 15,123	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance Of Equity In Return For Note	$ 150,000	$ -

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATIONS

GlobexUS Holdings, Corp. was incorporated on October 9, 2018, in the state of Delaware. The company is the holding company which owns 100% of Horizon Globex US, LLC, a Delaware LLC, Horizon Sports X, LLC (non-operational) and Horizon Globex GmbH, ("Horizon Fintex"), a Swiss software company. Horizon Globex GmbH owns 100% of Horizon Fintex Advisors, Ltd., ("HFA"), a Seychelles company, which is a registered sponsor advisor to MERJ Exchange Ltd.

Horizon is a fintech software company that licenses, operates, and maintains software for securities exchanges with its integrated suite of software for the issuance, management, and secondary trading of securities including KYC/AML technology and exchange operations technology. Horizon is engaged in the proprietary design, development, and production of pre-packaged computer trading software for regulated digital asset exchanges and marketplaces. Horizon also operates its trading software in such digital marketplaces on behalf of regulated entities that include banks, broker-dealers and sovereign governments. Upstream, a MERJ Exchange market, is one such regulated exchange that licenses the Horizon Globex GmbH trading software suite, and Upstream is also operated by Horizon Globex GmbH.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements ("financial statements") include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $3,289, respectively.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss to not be material to the consolidated financial statements.

Intangible Assets

Intangible assets with finite lives, such as, software which are amortized on a straight-line basis over their estimated useful lives of 7 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods/services is transferred to the customer.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2024, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Equity shares of Public Companies	$	1,356,000	$	-
Other Current Assets		11,201		5,225
Total Prepaids and Other Current Assets	$	**1,367,201**	$	**5,225**

At December 31, 2023, Equity shares included 600,000 shares of VCI Global Limited (Nasdaq: VCIG) held in certificate form that have yet to be deposited in the company's securities trading account. Based on the closing price of $2.26 per share on December 29, 2023 (the last trading day of 2023), the shares are valued at $1,356,000.

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Deposit Held On Behalf Of The Investors		40,093		11,965
Total Other Current Liabilities	$	**40,093**	$	**11,965**

4.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,		2023		2022
Software	$	4,842,180	$	3,831,298
Intangible Assets, at cost		**4,842,180**		**3,831,298**
Accumulated Amortization		(1,239,068)		(547,328)
Intangible Assets, Net	$	**3,603,112**	$	**3,283,970**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023 and 2022 was in the amount of $691,740 and $547,328, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31:

	Amortization Expense
2023	$ 691,740
2024	691,740
2025	691,740
2026	691,740
Thereafter	836,152
Total	$ **3,603,112**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 23,625 and 22,586 shares were issued and outstanding, respectively.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 10,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For the Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$	2,932	$ 1.74	-
Granted		134	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2022	$	3,066	$ 1.74	1.33
Exercisable Options at December 31, 2022	$	2,516	$ 1.74	1.33
Granted		550	-	-
Exercised		-	-	-
Expired/Cancelled		-	-	-
Outstanding at December 31, 2023	$	3,616	$ 1.74	0.90
Exercisable Options at December 31, 2023	$	2,641	$ 1.74	0.90

Stock option expense for the years ended December 31, 2023, and December 31, 2022, was $958 and $233, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Senior Promissory Note- Boustead & Company Limited	$ 250,000	0.00%	5/22/2023	3/22/2024	$ 250,000	$ -	$ 250,000	$ -	$ -	$ -
Promissory Note - Mark Elenowitz	70,000	10.00%	2/24/2023	Not Set	76,679	-	76,679	-	-	-
Promissory Note - Mark Elenowitz	19,260	Not Set	12/31/2020	12/31/2021	19,260	-	19,260	19,260	-	19,260
Promissory Note - Michael Boswell	12,840	Not Set	12/31/2020	12/31/2021	12,840	-	12,840	12,840	-	12,840
Loan Agreement- Brian Collins	179,297		Loan repaid in 2023		-	-	-	179,297	-	179,297
Loan Agreement- One Horizon Group Ltd	76,722		Loan repaid in 2023		-	-	-	76,722	-	76,722
Total					$ 358,779	$ -	$ 358,779	$ 288,119	$ -	$ 288,119

The summary of the future maturities is as follows:

As of December 31,	
2024	$ 358,779
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	$ 358,779

Related Party Loan

During the years presented, the Company borrowed money from one of the shareholders, Brian Collins. The details of the loan from the owners are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Brian Collins	$ 85,800	0.00%	No set maturity	$ -	$ -	$ -	$ 85,800		$ 85,800

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 150,000	10.00%	08/22/2022	Converted into equity	$ -	$ -	$ -	$ 150,000	$ -	$ 150,000

During 2023, the Company converted $150,000 of notes and $15,000 of related accrued interest into 76 shares of common stock.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (339,971)	$ (152,613)
Valuation Allowance	339,971	152,613
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (448,302)	$ (108,331)
Valuation Allowance	448,302	108,331
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,630,188, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,630,188. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

On February 24, 2023, the Company issued a promissory note to Mark Elenowitz, the Company's President, in the amount of $70,000. The note carries an annual interest rate of 10% and has no defined repayment terms. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loan including interest is $76,679 and $0, respectively.

On July 11, 2023, the Company entered into $25,000 note agreement with the Company's President, Mark Elenowitz. The note carried interest at 9% per annum and has no defined repayment terms. The note was repaid on July 13, 2023.

In 2020 and 2021, the Company entered into promissory notes with TriPoint Capital Advisors, LLC amounting in aggregate to $32,100. In late 2021, the promissory note was assigned to Mark Elenowitz and Michael Boswell based on their indirect percentage ownership in TriPoint Capital Advisors, LLC . The promissory note does not carry an interest and the original maturity was December 31, 2021. The balance due on this assigned promissory note has not yet been paid and due on demand and therefore is classified as a current liability in the balance sheet. For details on the promissory note, please see Note 7.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 22, 2024, which is the date the consolidated financial statements were available to be issued.

In January 2024, the Company refunded one of the investors in its Series B Financing $12,000 in exchange for four (4) shares of common stock.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,080,455, an operating cash flow loss of $1,665,068 and liquid assets in cash of $520,293, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C:
PDF of Campaign Landing Page



Invest, Earn, Redeem - Earn credits for free trades on Upstream when you invest in Horizon

HORIZON

Problem Solution Business Model Team FAQ Discussion INVEST NOW

Invest, Earn, Cash Out

Our profit is your potential. Earn trading-fee credits on Upstream's trading app 1:1 with your investment in GlobexUS "Horizon," then cash out for trading discounts.

00:00 / 02:52

The next generation of trading is here—and our technology is powering it. $3.5M already raised, $1.234M left for our community!



INVESTMENT MINIMUM: $150

SHARE PRICE: $30

SERIES A NON VOTING CONVERTIBLE PREFERRED STOCK







INVEST NOW

Form C | Offering Circular

HORIZON Upstream MERJ

Display a menu

Investors are investing directly in GlobexUS Holdings Corp. (GlobexUS), the parent company of Horizon Globex GmbH (Horizon). Horizon licenses its proprietary trading software to MERJ Exchange Ltd. (MERJ) to deliver the regulated Upstream securities market. As the Upstream technology licensor and infrastructure operator, GlobexUS is paid 50% of Upstreams' trading revenues by MERJ, in perpetuity. As a residual dividend policy, GlobexUS intends to pay dividends from Upstream cash flows after deducting expenses and allocating capital towards expansion efforts. Please read the GlobexUS offering information prior to investing.

As Seen In











proactive | STOCKS TODAY | CROWDFUND INSIDER | yahoo! finance | IBN | BENZINGA

BENZINGA

EXCLUSIVE: Horizon Fintex and Diamond Lake Minerals Ink $3.75M Deal to Enhance Upstream Trading Liquidity

GlobexUS Holdings Corp ("Horizon Fintex"), powering the regulated tokenized-securities exchange Upstream, has entered into a $3.75 million share exchange agreement with Diamond Lake Minerals, Inc DLMI, a company that specializes in digital assets, SEC-registered tokenized securities, and tokenized commercial and community real estate. This leaves $1.2M available for our community to invest!

Trading Perks for Early Investors

First $250k→2.00x your investment back in trading-fee credits!

Second $250k→1.75x your investment back in trading-fee credits!

Third $250k→1.50x your investment back in trading-fee credits!

Fourth $250k→1.25x your investment back in trading-fee credits!

Final $235k→1.00x your investment back in trading-fee credits!

Don't just trade on a stock market, own the technology powering one!

* Trading-fee credits: 25% of all trading fees paid on the Upstream securities exchange will be reimbursed to the users Upstream cash account until the rebate entitlement, as outlined in this offerings' details, is repaid to the investor in full.



Sign up to receive our pitch deck

Subscribe to receive our investor deck and learn more about this investment opportunity.

| First Name | Last Name | Email Address | **SIGN UP** |

Problem



Today's Stock Markets Need an Upgrade

For international investors, accessing U.S., Canadian, and other international stocks can be a hassle. But now, with the Upstream app, this process is simplified. Upstream, a joint venture between MERJ Exchange and Horizon (a subsidiary of GlobexUS Holdings Corp), provides direct exchange access to these securities, making investing easier than ever.

No direct exchange access   ⌄

Limited technology integrations   ⌄

Limited hours transparency   ⌄

Solution

Democratizing Access for Retail Investors

It's time for modern trading systems to replace the antiquated ones. Upstream gives global retail investors direct access to dual listed equities from all over the world right from their smartphone.

INVEST NOW



Upstream allows issuers from all regulated markets to dual list and qualified global investors may purchase such dual listed securities that are listed on Upstream. U.S. investors may not deposit, buy, or sell securities Upstream.

How We Make Money



Trading Fees
1% gross on all Upstream trades
1% gross on Upstream digital
collectible trades

Advisory Fees
Recurring sponsor advisor fees
Recurring registrar fees
Paying agent fees

Technology fees
Real-World-Asset creation
Smart contract customization
Collectible AI-media studio fees

Revenue Share
18-25% of digital collectible sales from
athlete, musician, and celebrity offerings

Equity Fees
% equity in every celebrity IPO;
potential dividend distributions

Software Licensing Fees
Horizon, the smart-
contract tech company
powering Upstream, also
licenses its fintech suite to
exchanges, issuers, transfer
agents, banks & other
financial institutions

OPENORDERBOOK

KYCWARE

AMLCOP

ETSWARE

CUSTODYWARE

Fees are earned by GlobexUS subsidiaries. MERJ receives separate listing and regulatory fees.

Addressable Market

 **50,000 listed companies**

on WFE Exchanges[1]

 **130 million retail investors**

use the top 5 mobile trading apps[3]

 **$100 TRILLION**

Equity Market Capitalization[2]

 **$1.9 BILLION**

Global Equity Crowdfunding Market[4]

1,2 WFE | 3 Business of Apps | 4 Globenewswire

Technology Behind Upstream

Upstream is powered by Horizon's **in-house Ethereum layer-2 smart-contract technology suite** covering issuance through secondary trading


Securitization Software
ETSWARE
KYC Compliance Software
KYCWARE
AML Screening Software
AMLCOP
Cap Table Management Software
CUSTODYWARE
Blockchain Matching Engine
OPENORDERBOOK

Traditional Securities vs Upstream

Traditional securities trading order flow:



Shareholder
⌄
Stockbroker
⌄
Custodian
⌄
Market Maker
⌄
Stock Exchange
⌄
DTCC
⌄
Custodian
⌄
Stockbroker (t+2)
⌄
Bank

 upstream
Trading Order flow:

Shareholder
⌄
Upstream App
⌄
Stock Exchange (T+0)
⌄
Upstream App
⌄
Bank



- No stockbrokers
- No market makers
- No short selling
- No payment for order flow
- No 'principal' orders
- No high frequency trading

One global trading app
for investors around the world to simply download, sign up and access dual listed equities from markets globally.

Direct access to market
with no stockbroker middlemen and no market maker "members", a trader's app is connected directly to the Upstream exchange.

No short selling or other market manipulation
of issuers stock, so no secretive stockbroker, market maker stock lending deals that unfairly damage certain "targeted" issuers.

Expanded trading hours and transparency
for securities trading 20 hours a day, 5 days a week with transparent orderbooks for unaltered bid/ask price discovery.

No market manipulations
as all trades execute peer to peer, settle instantly, and possible predatory market manipulation techniques are prevented with smart-contract technology.



Outcomes cannot be guaranteed.

Use of Proceeds

- Capital investment in software
- Offering fees
- IT infrastructure & support
- General corporate fees


8.5%
13.1%
13.1%
65.3%

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Please see full disclosures at the beginning. Financials are unaudited and may not conform to GAAP.

Perks

Alpha Tier

$150+

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Impact Tier

$5000+

- Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Bull Tier

$10,000+

- Invest $10,000+ and receive an additional 10% of your investment bonus shares.

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Preferred Tier

$25,000+

- Invest $25,000+ and receive an additional 15% of your investment in bonus shares.

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Platinum Tier

$50,000+

- Invest $50,000 + and receive an additional 20% of your investment in bonus shares.

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Blue Chip Tier

$100,000+

- Invest $100,000 + and receive an additional 25% of your investment in bonus shares

- Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

INVEST NOW

Meet The Team



BRIAN COLLINS

CHIEF EXECUTIVE OFFICER

An experienced public and private company CEO, Brian founded Horizon in 2010 and prior to this he specialized in the design of trading software for Swiss banks. Brian graduated in 1990 with a B.Sc.(Hons) in Computer Systems from the University of Limerick, Ireland.



MARK ELENOWITZ

PRESIDENT

A Wall Street veteran with over 30 years of experience, Mark co-founded a U.S. Broker-Dealer and is responsible for leading the first successful Reg A+ IPO to list on the NYSE. Mark is a graduate of the University of Maryland with a BS in Finance and holds Series 24, 62, 63, 79, 82, and 99 licenses.



DR. ANDREW LE GEAR

CHIEF TECHNOLOGY OFFICER

Andy joined Horizon in 2013. He previously worked as a software engineer with Dell Inc., Lehman Brothers, and Nomura Plc. and was co-founder of Juneberi Ltd., a research-driven software tech start-up. Andy graduated in 2006 with a Ph.D. in Computer Science from the University of Limerick, Ireland.



PETER HALL

CHIEF INFORMATION OFFICER

Pete joined Horizon in 2011. Pete previously worked at Microsoft, Atos Origin, and AIT Group Plc. Pete has held CISSP certification since 2010. Pete graduated from the University of Sheffield, UK in 1995 and holds an MSc (Distinction) Degree from the University College London in 2006.



MIKE BOSWELL

CHIEF FINANCIAL OFFICER

A Wall Street veteran, Mike co-founded a U.S. Broker-Dealer and served as its Chief Compliance Officer. Mike holds an MBA from John Hopkins University and a BS degree in Mechanical Engineering from the University of Maryland. Mike holds Series 24, 62, 63, 79, 82 and 99 licenses.



VANESSA MALONE

HEAD OF MARKETING

Vanessa is a passionate fintech marketing leader with 7 years' experience, leading the go-to-market efforts for Horizon's fintech product suite and Upstream, resulting in a 2000% surge in app sign-ups within an 8-month period. She joins the Horizon team from Issuance Inc., formerly known as CrowdfundX, where she was part of the team responsible for marketing the first Reg A+ IPO to list directly onto the NYSE and others that listed directly onto NASDAQ.



LOU TAUBMAN

GENERAL COUNSEL

An experienced securities, corporate finance and corporate law attorney, Lou is name partner at Hunter Taubman Fischer & Li LLC where he represents issuers, broker dealers and investors in connection with both public and private transactions. Lou earned a BS from Syracuse University and JD from New York Law School where he graduated cum laude. Lou is a member of the New York State Bar Association and the ABA FINRA subcommittee.



TIM LOVETT

PRODUCT MANAGER

Tim joined Horizon Fintex in 2011. Tim previously worked as head of IT and Customer Services at SatCom Global, gaining an industry-leading reputation for customer services under Tim's guidance. In moving to Horizon Fintex, Tim brought core skills in project management, training, and technical documentation to manage Horizon's portfolio of products.



LIAM MCNAMARA

LEAD ETHEREUM ARCHITECT

Liam worked for 10 years in the US Financial Sector at Fidelity Investments, before joining Horizon. He holds a degree in Software Engineering from Greenwich University. Liam is our in-house expert on Ethereum/Solidity.

Meet our Advisory Board



Charlie Lee

FOUNDER OF LITECOIN

Advising as Upstream expands digital currency payment methods to purchase securities.



Sara Hanks

CROWDCHECK FOUNDING PARTNER

Advising as Upstream expands using expertise as Former General Counsel, Congressional Oversight Panel; Former Chief, Office of International Corporate Finance Securities and Exchange Commission.



Jon Merriman

U.S. INVESTMENT BANKER ADVISING U.S. CORPORATE ISSUERS

Advising as Upstream welcomes issuers from Nasdaq, NYSE, CSE and other international markets.



Sign up to receive our pitch deck

Subscribe to receive our investor deck and learn more about this investment opportunity.

| First Name | Last Name | Email Address | SIGN UP |

Testimonials

"In addition to providing investors direct access to the exchange, Upstream empowers issuers with a set of tools to connect directly with international investors and generate awareness around their listings through its growing media ecosystem."

— Jonathan Keim, Director of Investor Communications, IBN (InvestorBrandNetwork)

"Being an early-stage partner and investor in Horizon isn't just about potential financial gain; it's a testament to Horizon and Upstream's visionary leadership and groundbreaking technology. The fact that their initial investor base includes U.S. public companies, Wall Street professionals and bankers, IR firms, blockchain creators, and other powerhouses in the capital markets speaks volumes about the confidence in Upstream's potential to revolutionize the trading industry."

-Mohit Bhansali, CEO, Equity Stock Transfer

FAQs

What class of share is being sold in this offering? —

Series A Non Voting Convertible Preferred Stock

Who is issuing the shares? —

GlobexUS Holdings Corp., a Delaware corporation is the issuer of this private placement.

Who are the key team members of the company? —

Brian Collins: **CEO, Co-founder, Technologist**
Mark Elenowitz President: **Co-founder, Wall Street Veteran**
Mike Boswell: **CFO, Financial Professional, Wall Street Veteran**
Dr Andy Le Gear: **CTO, Technologist**
Pete Hall: **CIO, Technologist**
Vanessa Malone: **Marketing Lead**

What smart-contract technology is used by Upstream? —

https://raneum.com, an Ethereum layer-2 that rolls-up to Ethereum mainnet. All Upstream smart contracts are programmed in Solidity.

Does GlobexUS Holdings Corp. own Upstream/MERJ? —

No, Horizon, a wholly owned subsidiary of GlobexUS Holding Corp has a 50/50 JV Partnership with MERJ Exchange (MERJ) which operates Upstream as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. Horizon powers Upstream—the first large-scale application of our technology.

Who can trade on Upstream? —

Any non-U.S. or Canadian investor can trade securities on Upstream. Everyone can trade Collectibles on Upstream.

Can investors deposit the USDC cryptocurrency? —

Yes, Upstream allows USDC deposits on Ethereum layer-1 and operates a bi-directional layer-2 bridge smart-contract. USDC deposits will eventually be sold for US Dollar fiat, which is deposited at Upstream's U.S. banking partner in the user's name.

Is Upstream a cryptocurrency exchange? —

No, Upstream only lists public securities that originate from a regulated transfer agent, not cryptocurrencies.

How safe is the money deposited at Upstream? —

All deposits are held in the name of the Upstream user (for further credit) at Upstream's U.S. banking partner.

Do I need to do KYC? —

Yes, a person's name and address must be verified.

How safe are the securities deposited for trading at Upstream? —

All shares are legally treated as "assets held away" and in the event of Upstream's liquidation, all shares are returned to each issuers transfer agent and recorded in book-entry in the shareholder's own name/address.

Does Upstream support options trading for securities? —

Yes, Upstream supports covered calls and cash-covered puts.

Why invest in start-ups? —

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? —

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? —

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? —

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can Invest in a Regulation CF Offering? —

Individuals over 18 years of age can invest.

Who can trade on Upstream? —

Any non-U.S. investor can trade securities on Upstream. Everyone can trade Collectibles on Upstream.

What do I need to know about early-stage investing? Are these investments risky? —

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about three to five years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back? —

The Series A Preferred Stock (the "Shares") of GlobexUS Holdings Corp (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 3-5 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares? —

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during one-year lockup period: —

In the event of death, divorce, or similar circumstance, shares can be transferred to:

The company that issued the securities

An accredited investor

A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? —

The Offering will not close till the minimum funding target of $10,500 is reached

How can I learn more about a company's offering? —

Please read the Form C at the following address:
https://www.sec.gov/Archives/edgar/data/1765837/000121390024050031/0001213900-24-050031-index.html

What if I change my mind about Investing? —

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email info@dealmakersecurities.com

How do I keep up with how the company is doing?

The Company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company. In addition, the company publishes a weekly blog and would invite you to sign up for news releases and corporate updates.

What relationship does the company have with DealMaker Securities'?

DealMaker Securities is our placement agent and receives a fee for each investment in the amount of 8.5%. Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What is your share price?

$30.00 per share

What is the minimum investment size?

$150 or 5 shares

What kind of shares are you issuing?

Series A Non-Voting Convertible Preferred Stock

How much are you raising?

$1,234,980

What is the current valuation of the company?

$75,000,000

How many investors do you have already?

We currently have over 100 investors including U.S. public companies, Wall Street bankers, transfer agents, IR firms, law firms, hedge funds, and celebrities.

What Markets are you currently focused on?

Upstream offers a unique dual listing opportunity for companies that are already listed on stock exchanges such as NASDAQ, NYSE, OTC, EURONEXT, ASX, NSX, TSX, CSE, LSE, AIM and any recognized securities market.

What perks do I get for investing?

Alpha Tier (Investment $150+)

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Impact Tier (Investment $5,000+)

--Invest $5,000+ and receive an additional 5% of your investment in bonus shares.

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Bull Tier (Investment $10,000+)

--Invest $10,000+ and receive an additional 10% of your investment bonus shares

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Preferred Tier (Investment $25,000+)

--Invest $25,000+ and receive an additional 15% of your investment in bonus shares.

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Platinum Tier (Investment $50,000+)

--Invest $50,000 + and receive an additional 20% of your investment in bonus shares

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

Blue Chip Tier (Investment $100,000+)

--Invest $100,000 + and receive an additional 25% of your investment in bonus shares

--Receive a commemorative investment certificate digital Collectible and access to our private Upstream Shareholder discord channel.

How do I get a return on my investment?

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

When will I receive my shares?

The shares will be held in book entry with our transfer agent Equity Stock Transfer, EST.

Disclaimers

Investors are investing directly in GlobexUS Holdings Corp. (GlobexUS), the parent company of Horizon Globex GmbH (Horizon). Horizon licenses its proprietary trading software to MERJ Exchange Ltd. (MERJ) to deliver the regulated Upstream securities market. As the Upstream technology licensor and infrastructure operator, GlobexUS is paid 50% of Upstreams' trading revenues by MERJ, in perpetuity. As a residual dividend policy, GlobexUS intends to pay dividends from Upstream cash flows after deducting expenses and allocating capital towards expansion efforts. Please read the GlobexUS "Horizon" offering information prior to investing.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of GlobexUS.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of companies, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by GlobexUS or GlobexUS itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of GlobexUS (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, a National Numbering Agency, and a member of ANNA. MERJ is regulated in the Seychelles by the Financial Services Authority, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agree to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development-stage companies. U.S. persons may not deposit, buy, or sell securities on Upstream. There can be no assurance the valuation of any particular company's securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

This communication shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted. Collectibles have no royalties, equity ownership, or dividends. Collectibles are for utility, collection, redemption, or display purposes only. Anyone may buy and sell Collectibles on Upstream. All orders for sale are non-solicited by Upstream and a user's decision to trade securities must be based on their own investment judgment.

What do you think?
0 Responses



👍 Upvote   😆 Funny   😍 Love   😮 Surprised   😤 Angry   😢 Sad

0 Comments

🔴 Login ▾

G | Start the discussion…

LOG IN WITH   OR SIGN UP WITH DISQUS ⓘ

Name

♡   • Share

Best   Newest   Oldest

Be the first to comment.

Subscribe   🔒 Privacy   ⚠ Do Not Sell My Data

Display a menu

DISQUS

EXHIBIT D:
PPT



GLOBEXUS HOLDINGS CORP

Own a Piece of the Next Generation of Trading

From paper to electronic, and now to Upstream, a MERJ Exchange market and global stock trading app – invest in what we believe to be the next leap in the evolution of stock markets!











upstream

Market
Securities
SLATE
YMU
LIV
OM TECH
Home
upstream
Balance:
$500.00
USD Signing Wallet:
0xf28bf2f...505620a
Securities
Collectibles
Categories
Business
Entertainment
Exciting Securities
BUY
Limit Order
SLATE
$0.95
Limit Price
$ 0.95
Order Size
150.00

HORIZON upstream MERJ A MERJ EXCHANGE MARKET

June 2024

Legal Disclaimers



Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of GlobexUS (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this presentation speak only as of the date here, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.











The Opportunity

GLOBEXUS HOLDINGS CORP

HORIZON | upstream | MERJ A MERJ EXCHANGE MARKET

GlobexUS Holdings Corp.

Investors are investing in GlobexUS, the parent of Horizon Fintex “dba Horizon,” which powers Upstream, the first large-scale application of our technology, operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.

Horizon is a fintech company that builds, licenses and powers securities exchanges with an integrated suite of software for compliant issuance, management, and secondary trading of securities. Our in-house solutions combine Wall Street and Silicon Valley to power the next generation of securities offerings and trading, starting with Upstream.



Home
Balance:
$98.00
Art
Basketball
Body Build
Free Airdrops
Upstream
Referal Gift
Great Creators

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments are highly speculative, illiquid and involves a high degree of risk, including the possible loss of your entire investment. The investment is suitable only for persons who can afford to lose their entire investment. Please see full disclosures at the beginning. Financials are unaudited and may not conform to GAAP.

Why Invest





GLOBEXUS HOLDINGS CORP

Invest in the next generation of trading!



upstream

Upstream, the first large-scale application of our technology, is the only market seeking to offer investors direct exchange access to primary and dual listed equities from all over the world right from their smartphones.



upstream
Home
Securities
Categories
Collectibles
Business
Entertainment
Exciting Securities

HORIZON

MERJ
A MERJ EXCHANGE MARKET

Expanded trading hours
Direct access to the market 5 days a week, 20 hours a day from investors' smartphones.

No market manipulations
Transparent orderbooks with smart-contract prevention of possible predatory market practices.

Streamlined onboarding
Simple sign-up, in-app KYC, and account funding with a credit/debit card, PayPal, USDC.

Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp. U.S. investors may not deposit, buy, or sell securities on Upstream. Unless otherwise specified, all references to investors and retail investors participating on the Upstream platform in this presentation are to foreign, non-U.S. retail investors.

4





Why Invest

Key Upstream Metrics

$25.27m* Invested to date and 5 years in the making

GlobexUS Holdings, Corp., incorporated in Delaware Dec. 2018.





4 Million Lines

of in-house developed, software code for the Upstream app and exchange which enables us to deliver a seamless and user-friendly trading experience to our growing user base.





20 Issuers

Currently in progress, indicating a robust pipeline of potential listings through our dual listing program.

12,700+ Users

currently engaging with our platform since the launch of our dual listing program in 2023.

52+ Verified Creators

on the Upstream App.

** $18.75m: Aug-2017 founder-software acquisition value (non-GAAP accounting) *Contribution of software from founder acquired 11-Aug-2017, see page 12; https://www.sec.gov/Archives/edgar/data/225211/000161577417004367/s107126_10q.htm $6.52m: Previous financing rounds ($20m valuation / $50m valuation / $75m valuation)*

Past performance is not indicative of future results.

Why Invest
Key USPs



- The only securities market seeking to offer investors **direct exchange access** to primary and dual listed equities from all over the world.
- Upstream is a MERJ Exchange market, **MERJ is licensed and regulated by the Financial Services Authority** Seychelles and Central Bank of Seychelles.
- **Market is live** and available on the **App Store and Google Play store** for international investors to deposit, buy, and sell stocks and Collectibles from U.S. and international companies.
- Upstream features **20 hours a day, 5 days a week trading** with streamlined onboarding and transparent orderbooks. The software was **designed to prevent short selling**, market makers, **payment for order flow**, and other possible market manipulation techniques thanks to Horizon's **smart-contract technology** design.
- Upstream introduces **trading without all the traditional middlemen that take cuts of investors'** returns.
- **Authorized STAMP Medallion Guarantor,** member of the U.S. Securities Transfer Agents Medallion Program.
- **API integrations** with stock exchanges via registered Transfer Agents.
- Upstream operates as a **"qualified" digital securities custodian** for **MERJ Exchange Limited.**
- Join our **founders and early stage investors** which includes **U.S. public companies**, **Wall Street bankers**, transfer agents, IR firms, law firms, hedge funds, and celebrities as we take on the next stage of growth and innovation.

Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp. U.S. investors may not deposit, buy, or sell securities on Upstream. Unless otherwise specified, all references to investors and retail investors participating on the Upstream platform in this presentation are to foreign, non-U.S. retail investors. Upstream allows issuers from all regulated markets to dual list and qualified global investors may purchase such dual listed securities that are listed on Upstream.

Why Invest

How Upstream and Horizon Generate Revenue





upstream HORIZON

Revenue Streams

Trading Fees
1% gross on all Upstream trades
1% gross on Upstream digital collectible trades

Advisory Fees
Recurring sponsor advisor fees
Recurring registrar fees
Paying agent fees

Technology fees
Real-World-Asset creation
Smart contract customization
Collectible AI-media studio fees

Revenue Share
18-25% of digital collectible sales from athlete, musician, and celebrity offerings



Equity Fees
% equity in every celebrity IPO; potential dividend distributions

Software Licensing Fees
Horizon, the smart-contract tech company powering Upstream, also licenses its fintech suite to exchanges, issuers, transfer agents, banks & other financial institutions



OPENORDERBOOK
KYCWARE
AMLCOP
ETSWARE
CUSTODYWARE









Fees are earned by GlobexUS subsidiaries. MERJ receives separate listing and regulatory fees.



Why Invest
Addressable Market

Upstream is the **only securities market** seeking to offer investors **direct exchange access** to dual listed equities from all over the world.



50,000

LISTED COMPANIES

on WFE Exchanges[1]



130 million

RETAIL TRADERS

use the top 5 mobile trading apps[3]



$100

TRILLION

Equity Market Capitalization[2]



$1.9

BILLION

Global Equity Crowdfunding Market[4]

1,2 *WFE* | 3 *Business of Apps* | 4 *Globenewswire*



We Believe Today's Stock Markets are Outdated & Ripe for Disruption

For international investors, trying to access U.S., Canadian, and other international securities often involves a cumbersome process. The idea of providing international investors with direct exchange access to these securities through an app was unheard of—until Upstream, a 50/50 JV Partnership with MERJ Exchange (MERJ) & Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.



No direct exchange access

International investors typically use on-line or local brokerages/banks operating 'payment for order flow' and T+2 settlement.



Limited technology integrations

Many foreign stock markets lack a direct app-based trading solution to reach modern investors seamlessly.



Limited hours and transparency

Oversea investors face trading hours that may not match U.S. market hours and a lack of transparency on whether they're getting the best possible prices.

9


Democratizing Access for Retail Investors

It's time for modern trading systems to replace the antiquated ones. Upstream gives global retail investors direct access to dual listed equities from all over the world right from their smartphones.



Userfriendly, global trading app with no possible market manipulation techniques



Streamlined onboarding for int'l investors



Expanded trading hours 20 hours a day, 5 days a week with T+0 trades







Upstream allows issuers from all regulated markets to dual list and qualified global investors may purchase such dual listed securities that are listed on Upstream. U.S. investors may not deposit, buy, or sell securities Upstream. Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.

10

The Pitch

Our Offer to Issuers

Upstream's exchange dual listing program

Upstream offers companies that are listed on global stock exchanges such as **NASDAQ, NYSE, OTC, Euronext, ASX, NSX, TSX, CSE** etc. to dual list on Upstream and access a global investor base who can trade their shares from anywhere in the world, directly from an app.



NYSE
AN ICE EXCHANGE
Nasdaq
EURONEXT
OTC
TMX
SGX
IDX
Indonesia Stock Exchange
Bursa Efek Indonesia
CSE
CANADIAN SECURITIES EXCHANGE
The Exchange For Entrepreneurs
upstream

Upstream is working to create **mutually beneficial wins** and maximize **global retail liquidity potential** for local exchanges.





GET IT ON Google Play

Download on the App Store

Outcomes cannot be guaranteed.

The Pitch
Global Exposure for Issuers



International shareholders migrate shares to Upstream, via transfer agent, for increased liquidity potential.

CEOs generate awareness for their company by leveraging up to $100k of additional IR Value from Upstream's media partners.

Expanded trading hours 20 hours a day, 5 days a week with T+0 trades

New global investors gain access to Upstream dual-listed securities directly from their smartphones.



The Pitch
Disintermediated Trading

Upstream introduces trading without the traditional middlemen that take cuts of investors' returns.

Traditional securities trading order flow:



Shareholder
Stockbroker
Custodian
Market Maker
Stock Exchange
DTCC
Custodian
Stockbroker (t+2)
Bank



upstream Trading order flow:

Shareholder
Upstream App
Stock Exchange (T+0)
Upstream App
Bank



- No stockbrokers
- No market makers
- No short selling
- No payment for order flow
- No 'principal' orders
- No high frequency trading

The Pitch
Securities Trading For Retail- the Reality

Market makers are in charge. Retail trading orders may only be executed by a broker-dealer or DMM. Only market-making broker dealers are allowed to make markets!

Secretive stock lending of shareholders' shares between broker-dealers causes rampant short selling with huge lending fees paid, with mostly stockbrokers and market makers benefiting!

0% trading fees are a fallacy because stockbrokers are paid by market makers for clients' retail order flows, and market makers simply widen their bid/ask spreads to secretly cover this cost, meaning all retail trade prices suffer.

Naked short selling is, by U.S. law, only allowed to be done by market makers in certain circumstances, and such practices unfairly impact capital formation for small cap. issuers. SEC Reg. SHO does little to address this!



The Pitch

Public Markets For Retail- Done Right with Upstream

upstream







One global trading app

for investors around the world to simply download, sign up and access dual listed equities from markets globally.



Direct access to market

with no stockbroker middlemen and no market maker “members”, a trader's app is connected directly to the Upstream exchange.



No short selling or other market manipulation

of issuers stock, so no secretive stockbroker, market maker stock lending deals that unfairly damage certain “targeted” issuers.



Expanded trading hours and transparency

for securities trading 20 hours a day, 5 days a week with transparent orderbooks for unaltered bid/ask price discovery.

No market manipulations

as all trades execute peer to peer, settle instantly, and possible predatory market manipulation techniques are prevented with smart-contract technology.





Market
Last Updated: 12:01 PM
Securities
SLATE
$1.15
0.00%
YMU
$0.04
0.00%
LIV
$4.00
0.00%
OM TECH
$7.00
0.00%
Market

Outcomes cannot be guaranteed.

The Pitch

GlobexUS Timeline





Founded Jan 2019

NYC
Initial Contribution
$18.75m of Software*



Spring 2019

1st Round Funding
$20m Valuation
$1.75m from Wall Street Professionals & Service Providers





2019-2020

Built and deployed ETSware, KYCware, AMLCop, CustodyWare & OpenOrderbook blockchain and compliance software



2021

Joint Venture with MERJ Exchange, an affiliate of World Federation of Exchanges





2022

2nd Round Funding
$50m Valuation
$2.25m
Collectible market launch
1st dual listing application
Custodial account launch for under 18s
Litecoin founder Charlie Lee joins advisory board



2023

3rd Round Funding
$75m Valuation
$2.52m
First dual listings on Upstream
STAMP medallion guarantor





2024

20+ issuers in pipeline
Market orders
Market Pool liquidity
Options trading
12,700 users

$75m valuation

CURRENT ROUND



*contribution of software from founder acquired 11-Aug-2017, see page 12; https://www.sec.gov/Archives/edgar/data/225211/000161577417004367/s107126_10q.htm.
Outcomes cannot be guaranteed.

The Pitch
Meet the Team





Brian Collins
Chief Executive Officer

An experienced public and private company CEO, Brian founded Horizon in 2010 and prior to this he specialized in the design of trading software for Swiss banks. Brian graduated in 1990 with a B.Sc.(Hons) in Computer Systems from the University of Limerick, Ireland.

in



Mark Elenowitz
President

A Wall Street veteran with over 30 years of experience, Mark co-founded a U.S. Broker-Dealer and is responsible for leading the first successful Reg A+ IPO to list on the NYSE. Mark is a graduate of the University of Maryland with a BS in Finance and holds Series 24, 62, 63, 79, 82, and 99 licenses.

in



Dr Andy Le Gear
Chief Technology Officer

Andy joined Horizon in 2013. Andy previously worked as a software engineer with Dell Inc., Lehman Brothers and Nomura Plc. Andy was co-founder of Juneberi Ltd., a research driven software tech start-up. Andy graduated in 2006 with a Ph.D. in Computer Science from the University of Limerick, Ireland.

in



Peter Hall
Chief Information Officer

Pete joined Horizon in 2011. Pete previously worked at Microsoft, Atos Origin and AIT Group Plc. Pete has held CISSP certification since 2010. Pete graduated from the University of Sheffield, UK in 1995 and holds an MSc (Distinction) Degree from the University College London in 2006.

in



Mike Boswell
Chief Financial Officer

A Wall Street veteran, Mike co-founded a U.S. Broker-Dealer and served as its Chief Compliance Officer. Mike holds an MBA from John Hopkins University and a BS degree in Mechanical Engineering from the University of Maryland. Mike holds Series 24, 62, 63, 79, 82 and 99 licenses.

in

17





Vanessa Malone
Head of Marketing
in



Lou Taubman
General Counsel
in



Tim Lovett
Product Manager
in



Liam McNamara
Lead Ethereum Architect
in

The Pitch
Meet the Advisory Board





Charlie Lee
Founder of Litecoin

Advising as Upstream expands digital currency payment methods to purchase securities.

in



Sara Hanks
CrowdCheck Founding Partner

Advising as Upstream expands using expertise as Former General Counsel, Congressional Oversight Panel; Former Chief, Office of International Corporate Finance Securities and Exchange Commission.

in



Jon Merriman
U.S. Investment Banker advising U.S. corporate issuers

Advising as Upstream welcomes issuers from Nasdaq, NYSE, CSE and other international markets.

in

The Business Model





Upstream's current business operations are designed to include:

Upstream's Securities Offerings

- ✓ Dual listings
- ✓ IPOs
- ✓ Registered spinoffs
- ✓ Digital coupons
- ✓ Secondaries/ATMs
- ✓ Follow-on offerings
- ✓ Debt Instruments

Upstream's Shareholder Rewards

- ✓ **Digital Coupons**
  with the goal of turning shareholders into proud customers and proud customers into shareholders with digital coupons that can be traded or redeemed for company products and services on Upstream.

- ✓ **Commemorative Digital Collectibles**
  to thank existing supporters and invite new ones.



Upstream digital coupons are directly deposited in investors' accounts on Upstream. The coupons cannot be borrowed, shorted, or hypothecated on a blockchain but can be traded among other interested consumers. U.S. investors may not deposit, buy, or sell securities Upstream.

The Business Model

Securities on Upstream


Global trading app

Upstream employs a **revenue model** that involves charging recurring listing fees to issuers and a **1% trading fee to investors.**

- On Upstream, international shareholders can migrate shares to Upstream, via transfer agent, for increased liquidity potential.
- Issuers can promote their company around the world and generate awareness for their company leveraging Upstream's media community.
- New global investors can gain access to securities from around the world directly from the Upstream trading app.

Shares that trade on NYSE, NASDAQ, OTC, TSX, CSE, Euronext and other markets represent the same class of shares that trade on Upstream. Upstream listings are not American Depositary Receipts (ADRs), ensuring that investors have direct exposure to the underlying securities. Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.



The Business Model
Collectibles on Upstream

Upstream can facilitate **primary sales** of digital collectibles on behalf of issuers, and charges an **18% primary sale fee.**

- Upstream charges a 1% trading fee on secondary digital collectible trading
- Digital collectible creators are responsible for promoting their digital collectible sales, and although there is theoretical revenue that Upstream can earn for currently listed digital collectible primary sales, material sales have yet to occur.

Through this comprehensive monetization flow, we aim to increase corporate revenue potential, enhance shareholder engagement, and position Upstream as the leading retail trading app. nvestors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp.

22











The Business Model

How Upstream is Regulated

HORIZON

upstream

MERJ
A MERJ EXCHANGE MARKET

Upstream is a MERJ Exchange market, MERJ is licensed and regulated by the Financial Services Authority Seychelles and Central Bank of Seychelles



FSA Seychelles is an associate member of IOSCO – the International Organization of Securities Commissions



IOSCO is an international standard setter for regulation of securities and financial markets. The same principles are followed by every major securities exchange in the world

The Business Model

Upstream Regulatory Alliances



WORLD FEDERATION OF EXCHANGES

MERJ Exchange is a Regulated Market and Primary Listing Venue; meeting the same criteria as the major markets around the world such as London Stock Exchange, New York Stock Exchange, Nasdaq, CBOE, and CME.

MERJ Exchange is currently an affiliate of WFE and is applying for full member status.

The WFE comprises the most trusted operators of securities infrastructure globally.

This is common criteria for institutional investment mandates. A critical factor for distribution.



FULL MEMBERS	AFFILIATES
Deutsche Börse Group	NSX National Stock Exchange of Australia
Cboe	MERJ
London Stock Exchange	FMDQ
Nasdaq	TISE

OTC Markets

MERJ is **a Qualified Foreign Exchange for OTC Markets in the U.S.**

This means companies listed on our main and SME boards can leverage both OTCQX and OTCQB to access an efficient and cost- effective secondary market in the U.S.



MERJ

OTCQX

OTCQB

ANNA
ISIN NUMBERS THE WORLD
DSB | Derivatives Service Bureau

MERJ is also a National Numbering Agency and a full member of ANNA (Association of National Numbering Agencies)
ANNA is a global association of central banks, CSDs, regulators and stock exchanges who are responsible for assigning ISIN and CFI codes. There is only 1 National Numbering Agency per jurisdiction.







ANNA
ISIN NUMBERS THE WORLD
DSB | Derivatives Service Bureau

euroclear	MERJ
London Stock Exchange	clearstream
HKEX 香港交易所	SIX

HM Revenue & Customs

MERJ has been deemed a designated **Recognized Stock Exchange** by the UK Tax Authority - His Majesty's Revenue and Customs (HMRC) for the purposes of the Income Tax Act.

This allows certain MERJ listed securities to form part of Self Invested Pensions (SIPP) and Individual Savings Accounts (ISA), as well as qualifying for the Quoted Eurobond Exemption (QEE).



MERJ

HM Revenue & Customs
Recognized Stock Exchange

The Business Model
Upstream vs other Markets

Trading on Upstream

- ✅ Direct investor access to stock exchange*

- ✅ Credit/debit card, PayPal, USDC digital currency for securities trading

- ✅ No short selling, no payment for order flow or market maker lending

- ✅ No market makers

- ✅ Non-custodial account for cash and securities

- ✅ 20h trading with automated market maker (Mon.-Fri.)

- ✅ Peer to peer execution and instant settlement

- ✅ Capital formation (IPO) support

- ✅ Sponsor advisor oversight; Medallion Stamp Guarantor

- ✅ Digital coupons and Collectibles for shareholder engagement



Trading on other Platforms

- ❌ Investors may require a broker to access the market

- ❌ Traditional payment methods may not include modern account funding methods

- ❌ Short selling and payment for order flow practices may be available on some trading platforms

- ❌ Securities may be held on the platform

- ❌ Trading hours may be limited to business hours.

- ❌ Settlement may take several days.

- ❌ Limited support for raising capital or fractional ownership

- ❌ Oversight structure may vary on other markets

- ❌ Limited integrated features for shareholder engagement

* https://merj.exchange/trading/marketplaces/upstream
Investors are not investing in Upstream. They are investing in GlobexUS, the parent company of Horizon, which powers Upstream—the first large-scale application of our technology—operated by a 50/50 JV Partnership with MERJ Exchange (MERJ) and Horizon, a wholly owned subsidiary of GlobexUS Holdings Corp. Past performance is not indicative of future results.

25

The Business Model

Technology behind Upstream

Upstream is powered by Horizon's i**n-house Ethereum layer-2 smart-contract technology suite** covering issuance through secondary trading.

HORIZON

Securitization Software
ETSWARE

KYC Compliance Software
KYCWARE

AML Screening Software
AMLCOP

Cap Table Management Software
CUSTODYWARE

Blockchain Matching Engine
OPENORDERBOOK



Market
Securities
SLATE
YMU
LIV
OM TECH
Home
upstream
Balance:
$500.00
USD Signing Wallet:
0xf28bf2f...505620a
Securities
Collectibles
Categories
Business
Entertainment
Exciting Securities
BUY
Limit Order
SLATE
$0.95
Limit Price
Order Size
Day





GLOBEXUS
HOLDINGS CORP

Be part of the next generation of trading

https://invest.horizonfintex.com/





Market
Securities
SLATE
YMU
LIV
OM TECH
Home
upstream
Balance:
$500.00
USD Signing Wallet:
0xf28bf2f...505620a
Securities
Collectibles
Categories
Business
Entertainment
Exciting Securities
SLATE
SLATE
YMU Inc.
YMU Inc.
BUY
Limit Order
SLATE
$0.95
Limit Price
Order Size
Day

upstream

EXHIBIT E:

CERTIFICATE OF DESIGNATION
OF
SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK
OF
GLOBEXUS HOLDINGS, CORP.

I, Brian Collins, hereby certify that I am the CEO of Globexus Holdings, Corp. (the "Corporation"), a corporation organized and existing under the Delaware General Corporation Law (the "**DGCL**"), and further do hereby certify:

That pursuant to the authority expressly conferred upon the Board of Directors of the Company (the "**Board**"), the Board on March 30, 2024, adopted the following resolutions creating a series of 70,000 shares of preferred stock, $0.0001 par value per share ("Preferred Stock"), designated as Series A Non-Voting Convertible Preferred Stock, none of which shares have been issued:

RESOLVED, that the Board designates the Series A Non-Voting Convertible Preferred Stock and the number of shares constituting such series, and fixes the rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Certificate of Incorporation as follows:

1.   Designation and Number.

1.1   A series of Preferred Stock, designated as Series A Non-Voting Convertible Preferred Stock ("Series A Preferred Stock"), is hereby established. The number of authorized shares of Series A Preferred Stock shall initially be Seventy Thousand (70,000) shares, and the stated value amount per share of Series A Preferred Stock shall be Thirty Dollars ($30.00) per share (the "Stated Value").

1.2   As used in this Certificate, the term "Holder" shall mean one or more holder(s) of shares of Series A Preferred Stock.

2.   Rank. All shares of the Series A Preferred Stock shall rank (i) *pari passu* to the Corporation's common stock, $0.0001 par value per share, of the Corporation (the "Common Stock") and any other class of securities which is specifically designated as junior to the Series A Preferred Stock (collectively, with the Common Stock, the "Junior Securities"); (ii) *junior* to or *pari passu* with any other class or series of Preferred Stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series A Preferred Stock (the "Pari Passu Securities"); (iii) *junior* to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series A Preferred Stock (collectively, the "Senior Securities"), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

3.   Dividends. Except as otherwise set forth in this Section 3, the Series A Preferred Stock shall not pay a fixed or other dividend. The holders of the Series A Preferred Stock shall, however, be entitled to receive dividends when, as, and if declared by the Board, in an amount which shall be paid pro rata on the Common Stock and the Series A Preferred Stock, on an equal priority, *pari passu* basis, according to the number of shares of Common Stock held by the stockholders, where each holder of Series A Preferred Stock is to be treated for this purpose as holding (in lieu of such shares of Series A Preferred Stock) the greatest whole number of shares of Common Stock then issuable upon conversion in full of such shares of Series A Preferred Stock. The right to dividends on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared in any period, nor shall any undeclared or unpaid dividend bear or accrue interest.

4.   Liquidation Preference. In the event of a merger, Sale Transaction (as hereinafter defined), any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, all shares of Series A Preferred Stock shall automatically, and without any action on the part of the holder, be converted to common stock. Following such conversion to common stock, all such prior holders of Series A Preferred Stock shall share ratably (together with holders of any Pari Passu Securities) in any distribution of cash generated by such assets as a percentage of the total common shares then outstanding. A "Sale Transaction" shall mean (i) the acquisition of this Corporation by another entity by means of any reorganization, merger or consolidation (but excluding any reorganization, merger or consolidation effected exclusively for the purpose of changing the domicile of the Corporation), or any transaction or series of related transactions in which the Corporation's stockholder of record as constituted immediately prior to such transaction or series of related transactions will, immediately after such transaction or series of related

transactions (by virtue of securities issued in such transaction or series of related transactions) fail to hold at least 50% of the voting power of the resulting or surviving corporation following such transaction or series of related transactions; (B) a sale of all or substantially all of the assets or stock of this Corporation; or (C) the grant of an exclusive license to all or substantially all of the Corporation's intellectual property that is used to generate all or substantially all of the Corporation's revenues.

5.   Voting.

      5.1   Voting Rights. Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Preferred Stock shall have no voting rights.

      5.2   Voting Proxy. Voting Proxy. Each Holder shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder ("Series A Proxy"), (i) vote all shares of Series A Preferred Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The Proxy and power granted by the Holder pursuant to this Section 5.2 are coupled with an interest. Such Proxy and power will be irrevocable. The Proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding the shares of Series A Preferred Stock. However, the Proxy created by this Section 5.2 will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of the Series A Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Series A Preferred Stock or filing of a Form 1A or Form 8A.

6.   Conversion.

      6.1   Conversion Ratio. Each full share of Series A Preferred Stock shall be convertible, at any time and from time to time, at the option of the Holder thereof, into that number of shares of Common Stock determined by dividing the number of Series A Preferred Stock sought to be converted by the Conversion Price in accordance with this Section 6.2. The "Conversion Price" of each shares of Series A Preferred Stock shall equal Three Thousand Dollars ($3,000).

      6.2.   Optional Conversion. Holders of shares of Series A Preferred Stock may at their option convert all or any portion of their shares of Series A Preferred Stock into Common Stock of the Corporation at any time or from time to time (an "Optional Conversion"). In the event of an Optional Conversion, shares of Series A Preferred Stock so converted shall convert at the Conversion Price. In order to effect an Optional Conversion, a Holder of shares of Series A Preferred Stock shall: (i) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Corporation (Attention: Secretary) in the form attached hereto as Exhibit 1, duly endorsed, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Corporation. Upon receipt by the Corporation of a facsimile copy or electronic copy of a Notice of Conversion from a Holder, the Corporation shall promptly send, via email, a confirmation to such Holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to record the Common Stock issuable in book entry with the Corporation upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion.

      6.3   Automatic Conversion. Upon the automatic conversion of the Series A Preferred Stock pursuant to Section 4, each outstanding share of Series A Preferred Stock shall convert in the same manner and at the same Conversion Price as set forth in Section 6.1 and 6.2.

      6.4   Adjustment for Reclassification, Exchange, and Substitution. If at any time or from time to time after the date upon which the first share of Series A Preferred Stock was issued by the Corporation (the "Original Issue Date"), the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, reorganization, merger, exchange, consolidation, sale of assets or otherwise, then, in any such event, each holder of Series A Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, reorganization, merger, exchange, consolidation, sale of assets or other change by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification, reorganization, merger, exchange, consolidation, sale of assets or other change, or with respect to such other securities or property by the terms thereof.

6.5. Adjustment Upon Common Stock Event. In the event that a Common Stock Event occurs at any time or from time to time after the Original Issue Date, the aggregate number of shares of Common Stock into which the Series A Preferred Stock may be converted (the "Conversion Shares") in effect immediately prior to such event shall, simultaneously with the occurrence of such Common Stock Event, shall be proportionately decreased or increased, as appropriate. The Conversion Shares shall be readjusted in the same manner upon the happening of each subsequent Common Stock Event. As used herein, the term "Common Stock Event" shall mean: (a) the declaration or payment of any dividend or other distribution on the Common Stock, without consideration, payable to one or more stockholders in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock; (b) a subdivision (by stock split, reclassification or otherwise) of the outstanding shares of Common Stock into a greater number of shares of Common Stock; or (c) a combination or consolidation (by reverse stock split) of the outstanding shares of Common Stock into a smaller number of shares of Common Stock.

6.6 Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Corporation's Articles of Incorporation.

6.7 Fractional Shares. Fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred Stock.

7. Redemption. The Series A Preferred Stock is not redeemable.

8. Notice. Except as may otherwise be provided for herein, any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via email at the email address set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (c) the second (2nd) Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. Such notice shall be addressed: (1) if to the Corporation, to the attention of its corporate secretary or to an agent of the Corporation designated as permitted by the Corporation's Articles of Incorporation, as amended; (2) if to any holder of Series A Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Corporation (which may include the records of the Corporation's transfer agent); or (3) to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

9. Amendment. This Certificate of Designation or any provision hereof may be amended by obtaining the affirmative vote at a meeting duly called for such purpose, or written consent without a meeting in accordance with the Delaware General Corporation Law, of the Proxy and a majority of the outstanding shares of Common Stock.

10. Miscellaneous.

10.1 Cancellation of Series A Preferred Stock If any shares of Series A Preferred Stock are converted pursuant to this Series A Certificate of Designations, the shares so converted or redeemed shall be canceled, shall return to the status of authorized, but unissued Series A Preferred Stock of no designated series, and shall not be issuable by the Corporation as Series A Preferred Stock.

10.2. Form of Security. The Series A Preferred Stock shall be issued as book-entry securities directly registered in the stockholder's name on the Corporation's books and records.

10.3 Waiver Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the written consent of the Proxy.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 30th day of March 2024.

GLOBEXUS HOLDINGS, CORP.

By: /s/ Brian Collins
        Name: Brian Collins
        Title: CEO